                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-74172



                               11,060,419 SHARES

                                LIFEPOINT, INC.

                                  COMMON STOCK

     We, LifePoint, Inc., are not offering for sale any securities pursuant to this prospectus. Instead, 30 of the 34 selling stockholders named in the list beginning on page 34 of this prospectus will be selling shares of our common stock as follows:

     - 4,597,002 shares which are issuable upon the conversion of 393,916 shares of our Series C convertible preferred stock which were sold as part of units in a private placement closed by us in June and September 2001,

     - 4,597,002 shares which are issuable upon the exercise of warrants which were purchased as part of the units, and

     - 1,379,102 shares which are issued or which we estimate will be issuable upon the quarterly redemption of premium (a payment made instead of dividends) with respect to the shares of our Series C convertible preferred stock and 12,186 additional shares which were issued as compensation to certain of the selling stockholders because of the delay in our closing with them.
     In addition, six of the 34 selling stockholders named in the list will be selling 475,127 shares of our common stock which are issuable upon the exercise of warrants issued in partial payment of a placement agent's fee and four finders' fees in connection with the private placement.

     The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares of our common stock for resale on the American Stock Exchange, in the third market, in isolated transactions, or in a combination of such methods of sale. Their shares may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices with institutional or other investors.

     Our common stock is currently listed on the American Stock Exchange under the symbol: LFP. On May 13, 2002, the closing sales price as so reported was $3.05 per share.

      THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                     This prospectus is dated May 15, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    7
Use of Proceeds.............................................   20
Material Changes............................................   21
Plan of Distribution........................................   28
Selling Stockholders........................................   32
Security Ownership of Certain Beneficial Owners and
  Management................................................   47
Interests of Named Experts and Counsel......................   49
Incorporation of Certain Information by Reference...........   49

                                        2
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                                    SUMMARY

     Because the following is a summary, it does not contain all of the information that may be important to you as a prospective purchaser of shares of our common stock from a selling stockholder. You should read this entire prospectus carefully, including the risk factors beginning on page 7 of this prospectus, and the periodic reports filed by us pursuant to the Securities Exchange Act of 1934 before you decide to purchase a share of our common stock. You may find a list of our current periodic reports under the caption "Incorporation of Certain Information by Reference" in this prospectus.

KEY QUESTIONS AND ANSWERS.

1. WHO ARE WE?

     We, LifePoint, Inc., are a Delaware corporation, with our corporate office and manufacturing plant at 1205 South Dupont Street, Ontario, California 91761. Our research and development facility is located at 10400 Trademark Street, Rancho Cucamonga, California 91730. Our telephone number is (909) 418-3000. You should make inquiries relating to this prospectus to Michele A. Clark, our Chief Accounting Officer, by writing to her at our Ontario, California address or by calling her at (909) 418-3000.

2. WHAT BUSINESS ARE WE IN?

     We have developed, are manufacturing and have now started marketing a saliva-based, on-site diagnostic test system that initially tests simultaneously for drugs of abuse and alcohol. We have identified 11 markets for our initial products. However, our initial focus is:

     - law enforcement/criminal justice for testing of drivers and suspects and for use in drug courts and in probation and parole hearings,

     - the industrial workplace for pre-employment and employee testing and

     - for emergency medical diagnostic applications.

     Our first product uses technology licensed to us from the United States Navy and our own patented technologies. Our initial product, the LifePoint(R) IMPACT(TM) Test System, uses a person's saliva to test on-site, for the presence of alcohol and drugs of abuse, such as cocaine, heroin and marijuana. Our proprietary system consists of a small instrument with integrated software to automatically process the sample collection, test the sample and generate hardcopy test results. It requires a fully contained disposable saliva test module that consists of a mouthpiece for collecting the sample, connected to a test cassette that serves as an automatic sample collection device, sample processing and reaction/read chamber for up to ten different test analyses. Our initial target market was first law enforcement and our subsequent initial target markets will be the medical emergency room and the industrial workplace.

     On February 26, 2002, we formally launched marketing of our first product in the United States to the law enforcement market. In March 2002, we commenced marketing, through distributors, to the law enforcement and medical markets in certain Western European countries and Australia. Our marketing launch to the industrial market in these countries and to all three markets in other countries will follow as we engage distributors for such purpose. We intend to begin marketing to the medical market in the United States in the third quarter of 2002 assuming that we have obtained FDA 510(k) approval. The timing for our marketing launch to the industrial market in the United States, as
                                        3
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indicated elsewhere in this prospectus, will be dependent on whether FDA approval is required. As indicated elsewhere in this prospectus, we cannot assure you that we will meet any and all of these deadlines to launch marketing of our initial product in other markets.

     In later years, we plan that, as our research and development efforts continue, we will make our non-invasive on-site diagnostic device available for other uses. Potential uses include long-term therapeutic drug monitoring, rapid diagnostic testing, disease-state testing and wellness/health screening.

3. WHAT IS OUR RECORD OF REVENUES AND EARNINGS?

     We had our first revenues ($22,910) in December 2001. We had no revenues prior to that date because we had not offered for sale any product or services. Through December 31, 2001, we incurred net losses of $34,303,558. We first had the marketing launch of the IMPACT Test System on February 26, 2002. Accordingly, we anticipate that our operational losses will continue for at least five additional quarters, if not longer, after March 31, 2002.

4. DO WE NEED ANY GOVERNMENTAL APPROVALS TO BEGIN MARKETING?

     For us to market our testing device to hospitals and other medical facilities in the United States, we must first obtain clearance from the United States Food and Drug Administration (the "FDA"). We have made our initial submission of data to the FDA for clearance of our product and currently expect to complete the remainder of our submission during this quarter ending June 30, 2002. Based on the current average experiences of other companies as tracked by an industry group, we expect to get such clearance approximately 100 days later. However, we could be delayed in completing our submission. In addition, the FDA may not clear the product when submitted. In addition, even if this agency clears our product, we may receive this clearance later than we anticipate.

     Based on the FDA's regulations proposed in November 2000, we may also require FDA approval to sell to the industrial market in the United States. Several industry groups are currently attempting to dissuade the FDA from finalizing this policy. However, we are simultaneously collecting clinical data in the event that we have to make an application to the FDA for clearance at the same time as we make our application for medical use as described in the preceding paragraph.

     We did not require any governmental approvals to market the IMPACT Test System to law enforcement agencies in the United States.

     For our entry into the three initial target markets in Canada, the Western European countries and Australia, we do not require any pre-entry approval from a governmental agency similar to that which we must obtain from the FDA in the United States as described above. There are, however, certain certifications which we must obtain to market successfully in these countries outside the United States. We have initiated our applications to obtain CSA (Canada) and CE Mark (Europe) certifications for these countries, as we have for U.L. certification in the United States. We have also implemented actions at our manufacturing plant to follow Quality System Regulation as prescribed by the FDA (for the United States medical markets only) and 1S0 certification for European sales. We are of the opinion that the obtaining of the certifications described in this paragraph will not delay our marketing in our initial target markets in these countries outside the United States.
                                        4
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5. WHAT SECURITIES ARE WE OFFERING PURSUANT TO THIS PROSPECTUS?

     We are not offering any securities pursuant to this prospectus. Persons or entities who or which acquired units in our sixth private placement pursuant to Regulation D under the Securities Act of 1933 will make substantially all of the sales of shares of our common stock pursuant to this prospectus. These units consisted of shares of our Series C preferred stock (which shares are convertible into shares of our common stock) and warrants. We held three closings with respect to this offering -- on June 20, June 29 and September 28, 2001. We do not intend to offer or sell any additional units.

     An entity exercising three warrants and each of three entities and two persons exercising a warrant will sell other shares of our common stock pursuant to this prospectus. All of these warrants were granted as partial compensation for service as a placement agent or a finder in the private placement described in the preceding paragraph.

     All of these persons or entities (including certain transferees) will be referred to in this prospectus as the "selling stockholders". They are named in the list beginning on page 34 of this prospectus. The selling stockholders using this prospectus also will include pledgees, donees, transferees or other successors-in-interest of the persons or entities named in that list.

     The selling stockholders will offer, as of the date of this prospectus:

     - 4,597,002 shares when and if they convert 393,916 shares of our Series C preferred stock.

     - 1,379,102 shares which is our current estimate (of which 303,513 shares have been issued) as to the shares to be issued by us upon our quarterly redemptions of premium with respect to the 393,916 shares of our Series C preferred stock during the period which began September 30, 2001 and ends June 30, 2004.

     - 12,186 additional shares which were issued by us to the purchasers of the units on September 28, 2001 as compensation to them because of the long delay between their subscriptions and the closing.

     - 4,597,002 shares when and if the warrants we sold to the investors are exercised.

     - 444,792 shares when and if the warrants we issued to the placement agent are exercised.

     - 30,335 shares when and if the warrants we issued to finders or their transferees are exercised.

     The selling stockholders may, as an alternative to their offering pursuant to this prospectus, seek to sell the aggregate of 11,060,419 shares of our common stock, when permissible, pursuant to the exemption of Rule 144 under the Securities Act of 1933. As the notes to the table beginning on page 39 of this prospectus indicate, certain of the selling stockholders beneficially own other shares of our common stock which are not being offered pursuant to this prospectus. In addition, those selling stockholders who or which own shares of our Series C preferred stock and the related warrants may receive shares of our Common Stock as compensatory payments because of our failure to accomplish certain registration objectives. These shares are also not being offered pursuant to this prospectus.
                                        5
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6. WHAT IS THE OFFERING PRICE PURSUANT TO THIS PROSPECTUS?

     The selling stockholders have advised us that they will sell, from time to time, the shares of our common stock at the prices quoted for our common stock on the American Stock Exchange, in the third market, in isolated transactions, or in a combination of such methods of sale. They may sell their shares at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices with institutional or other investors. Our common stock is currently listed on the American Stock Exchange under the symbol: LFP. On May 13, 2002, the closing sales price as so reported was $3.05 per share. The selling stockholders have also advised us that they may sell their shares, when permissible, pursuant to the exemption of Rule 144 under the Securities Act of 1933. There will be no underwriter's discounts or commissions, except for the charges to selling stockholder if he, she or it sells through his, her or its broker-dealer.

7. WILL WE RECEIVE ANY PROCEEDS AS A RESULT OF SALES OF SHARES PURSUANT TO THIS PROSPECTUS?

     We will not receive any proceeds from the sales of shares of our common stock by the selling stockholders pursuant to this prospectus. We may, however, receive $15,216,387 if all of the outstanding warrants we issued to the selling stockholders are exercised. These warrants enable the holders to purchase an aggregate of 5,072,129 shares of our common stock. We cannot be certain as to when and if all of these warrants will be exercised. Nor can we be certain as to the amount of proceeds we will actually receive from exercises. Estimates are especially difficult because of provisions in the warrants we issued to investors which provide for a reduction in the exercise price if we sell in the future, with certain exceptions, our securities for a sales price less than the exercise price. In such event, the exercise price of these warrants is reduced to such lower sales price. In addition, holders may exercise on a "cashless basis" in most of the warrants. In a cashless exercise the holder is entitled to receive shares of our common stock having a market value equal to the net exercise value of the portion of the warrant being exercised. The holder makes no cash payment to exercise the warrant. The warrants specify the manner of calculating the number of shares of our common stock issuable in a "cashless" exercise.

                                  RISK FACTORS

     Before you invest in our common stock by purchasing shares from a selling stockholder named in this prospectus, you should be aware that there are various risks. We have described below all of the risks which we deem material to your investment decision. A list of the named selling stockholders may be found in this prospectus in the table beginning on page 34. You should consider carefully these risk factors, together with all of the other information included in this prospectus and in the periodic reports we have filed under the Securities Exchange Act of 1934, before you decide to purchase any shares of our common stock. For information as to how you may receive copies of our periodic reports, we direct your attention to the section captioned "Incorporation of Certain Information by Reference" in this prospectus.

     Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These forward-looking statements could involve known and unknown risks, uncertainties and other factors that might materially alter the actual results suggested by the statements. In other words, our performance might be quite different from what the forward-looking statements imply.

THE FOLLOWING RISK FACTORS RELATE TO OUR OPERATIONS:

WE EXPECT OUR OPERATIONAL LOSSES TO CONTINUE FOR PROBABLY AT LEAST ANOTHER FIVE QUARTERS AFTER MARCH 31, 2002.

     From the date we incorporated on October 8, 1992 through December 31, 2001, we have incurred net losses of $34,303,558. These losses were due to the fact we had no product or service to offer for sale or rental.

     On February 26, 2002, we formally launched marketing of our IMPACT Test System, our first product, to law enforcement agencies that was one of our three initial worldwide target markets. There was no governmental approval required as a prerequisite for us to market to these potential users of our product. However, as we subsequently indicate in the twelfth section under this caption "Risk Factors," there are certain legal challenges that we must overcome to make our product fully acceptable in this market.

     For us to market our product in the United States to hospitals and other medical facilities (especially to medical emergency rooms which are another of our three initial worldwide target markets), we must first obtain clearance from the Food and Drug Administration for our product. We currently expect to complete the filing of our 510(k) application for clearance with the FDA during this quarter ending June 30, 2002. We currently expect to obtain FDA clearance approximately 100 days after submission.

     Our other initial target market will be industrial companies that currently test employees for drugs and alcohol. In November 2000, the FDA announced its intention to regulate drugs of abuse screening tests used in the home, work place, insurance and sports settings. Should the FDA adopt such regulations, despite our efforts and those of others to dissuade the FDA from doing so, such regulations would delay the start of our marketing to the industrial market in the United States until we comply. However, in anticipation of such adoption, we have been collecting the field data which we believe, from our

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discussions with the FDA, this agency would require to approve our entry into the industrial market in the United States. We would seek this clearance from the FDA simultaneously with our seeking its approval of use of our product for medical purposes. In addition, we have commenced efforts to market our product to law enforcement agencies and medical users in Europe prior to obtaining FDA approval for use in the United States. This program could offset any loss in early revenues due to the delay, if it occurs, in our marketing to the industrial market in the United States.

     We may not meet the schedule described in the preceding two paragraphs, both as to our additional market launches and making our submission to the FDA. In addition, the FDA or a foreign government may not grant clearance for the sale of our product for routine screening and/or diagnostic operations. Furthermore, the clearance process may take longer than we project. Even if we do meet our schedule and although we have begun to generate revenues, we anticipate that we shall turn profitable not sooner than five quarters after March 31, 2002. We can estimate, but we cannot assure you, as to when our expected revenues will exceed expenses.

OUR TRANSITION TO AN OPERATIONAL COMPANY MAY STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

     We expect to encounter the risks and difficulties frequently encountered by companies that have recently made a transition from research and development activities to commercial production and marketing. We have set forth below certain of these risks and difficulties under this caption "Risk Factors." As an example, our transition from a development stage company to a commercial company may strain our managerial, operational and financial resources. If our product achieves market acceptance, then we will need to increase the number of our employees, significantly increase our manufacturing capability and enhance our operating systems and practices. We cannot assure you that we will be able to effectively do so or otherwise manage our future growth.

WE MAY HAVE A NEED FOR ADDITIONAL FINANCING TO CONTINUE OR EXPAND OUR BUSINESS.

     We believe that, with

     - the net proceeds from our private placement in June and September 2001 of $12,694,831,

     - the marketing fees and sales proceeds forecasted to be paid as described in the succeeding paragraph,

     - the proceeds from standard commercial banking lines of credit and/or commercial equipment leasing lines which we are currently negotiating, and

     - the $10,200,000 in gross proceeds received from the sale in April 2002 of 272 units, each unit consisting of 10,000 shares of our common stock and a common stock purchase warrant to purchase 2,000 shares of our common stock, we shall have sufficient funds to complete our field trials and pilot studies necessary for our submission to the FDA, manufacture and market our product and reach profitability. We expect to achieve profitability not sooner than five quarters after March 31, 2002. There can be no assurance that our estimate as to costs and timing will be correct. In addition, we may not be able to consummate standard commercial banking lines of credit and/or commercial equipment leasing lines on an acceptable and timely basis. Furthermore, if there are any delays in our obtaining FDA approval, or if there is a reduced rate of growth in our revenues from those we anticipate, we may require additional funding. In addition, if

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orders for our product come in faster than we anticipated, we could require additional financing to expand our manufacturing, sales and other capabilities. Our inability to meet any such increased demand could result in the cancellation of orders and thus delay the attainment of profitability.

     We have entered into a strategic partnering agreement with CMI, Inc. to distribute our products exclusively to the law enforcement market in the United States and Canada. We can give you no assurance, however, that CMI will produce the level of fee payments and sales proceeds to us initially forecasted by CMI of $5,000,000 during the first two and one-half years of the agreement.

     In addition, competitive conditions in our industry may make us less attractive to potential investors. For additional information on our potential competition, we recommend that you read the third succeeding section under this caption "Risk Factors."

     Because of all the uncertainties described in the preceding paragraphs of this section, we may have to seek additional financing as an alternative against the possibility that one or more of the anticipated sources of funds is or are not obtained or that we obtain orders slower or faster than anticipated.

     We recognize that, unless we obtain all of the funds described above or, in the alternative, secure additional financing, we cannot bridge the gap between the commencement of marketing and when, if ever, we begin to operate on a profitable basis. Unless we obtain such funds and, to the extent required, the additional financing and achieve profitability, your investment in our company may become a complete loss. We can give you no assurance as to our obtaining the anticipated funds, achieving additional financing or attaining profitability.

POTENTIAL ADDITIONAL FINANCINGS WILL FURTHER DILUTE OUR EXISTING STOCKHOLDERS.

     Since October 1997 when we obtained our independence from our former parent, we have consummated seven private placements to finance our operations. As a result, we have issued, or will issue (when and if shares of our preferred stock are converted and warrants are exercised), an aggregate of 40,337,263 shares of our common stock related to these private placements. Such issuances do not give effect to any shares we may issue in the future in redemption of premium with respect to our outstanding shares of our Series C preferred stock or as compensatory payments. The 40,337,263 shares may represent a 553% increase from the 7,297,206 shares of our common stock outstanding since our initial public offering in October 1993. Any further issuances due to additional equity financings will further dilute our existing stockholders.

UNEXPECTED PROBLEMS AS TO HOW OUR PRODUCT FUNCTIONS CAN DELAY OUR RECEIPT OF REVENUES AND ULTIMATELY OUR ATTAINING PROFITABILITY.

     We experienced delays in launching our product because of unanticipated performance problems that had arisen first in our own testing in our research and development facility and later at beta sites. We had made a commitment to ourselves and to our stockholders and prospective customers not to release our product for sale until we were confident that our product met or exceeded our customer's expectations. In many markets, we shall get only one chance with a customer. If a customer's initial experience with a product is not good, it is very difficult to go back a second time. Accordingly, when a product performance problem surfaced, we had no choice except to delay the release. We also had to delay completion of the field testing necessary to furnish us with the data for our FDA submission. Accordingly, we had to delay our FDA submission.

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     By delaying the time of our product launch, these product problems delayed our receipt of revenues. They also increased our need for additional financing. We direct your attention to the second preceding section under this caption "Risk Factors" for our discussion of how a further delay in our obtaining revenues will increase our need for additional financing. And with the delay in our receiving revenues, our opportunity to achieve profitability was delayed even longer.

     Some examples of our past problems and the delays which they caused us are as follows:

     - In February of 2001 we ascertained that certain materials in our plastic molded parts were not compatible. As a result of the cooperation of our mold design contractor and our dedicated engineering group, we redesigned these combinations. However, to do so caused a six-week slip in our timeline. We reported this problem and the expected delay to our stockholders by letter in March 2001.

     - In April of 2001 we ascertained, during field tests, a problem with how the mouthpiece collected saliva. We had to halt these field evaluations until we could ascertain the cause. We quickly found that our supplier had made, without our knowledge, a change in the materials used in the production of the mouthpiece tips. We developed three alternative approaches. One of these required some re-design of the mouthpiece molds. This work took several weeks to implement and then we first had to validate the results. As we anticipated to our stockholders by letter in May of 2001, this caused a delay of six weeks before we could then start field evaluations again. However, thanks to the significant efforts of our development team, the cooperation of our outside vendors and the help of our clinical investigators, we quickly diagnosed the problem and implemented a solution.

     - In September of 2001, we had collected enough final test data to indicate that we had to make additional engineering modifications to the final product design. These modifications forced us to delay our intended product launch from the end of September to the end of the year. We reported this to our stockholders by letter in October of 2001. If the resolution was to be limited to only a simple engineering redesign, then we would have been delayed for only a few weeks to a month at most. Unfortunately, the engineering redesign did not completely resolve the problem. We had to add several changes to our plastic molds. Keep in mind that even a minor mold change can take several months to design, implement, test and validate. We then tested products made from these modified molds. We reported this to our stockholders by letter in January 2002. Our efforts were successful and we formally launched marketing of our product on February 26, 2002.

     In early July, 2001, after receiving almost $11,000,000 of the $13,000,000 we ultimately received from our sixth private placement, we reported our belief that, as a result of these proceeds, together with the forecasted product revenues from CMI, we would have sufficient funds to enable us to reach profitability. However, at the time we made that projection, we still expected to launch our product at the end of September 2001. As we indicate in the reporting of the last delay above, the actual launch was delayed until the end of February 2002. As a result, we "lost" five months of sales we initially anticipated. In addition, at the end of February 2002, instead of having had five months of operations as we initially anticipated, so that we could reasonably project that our sales would be accelerating after five months of marketing, we were just beginning to market.

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

     In mid-February 2002, after receiving in September 2001 the additional $2,000,000 from the sixth private placement and expecting to receive proceeds from commercial bank lines or equipment lease financing, we reiterated our belief that we had sufficient funds to enable us to reach profitability.

     Both in July 2001 and February 2002, we stated that any additional delays in our obtaining revenues may require us to seek additional financing. In April 2002, rather than take a chance on the uncertainties described in the second preceding risk factor and above, we obtained an additional $10,200,000 in gross proceeds from our seventh private placement.

     Should any problem with respect to the performance of our product develop in the future, we could be delayed, not only from receiving revenues from the markets in which we were then marketing, but in our schedule to market our product into additional markets. This could also require us to seek additional financing.

     Your attention is also directed to the possible delays at the FDA described in the fourth preceding section under this caption "Risk Factors".

WE WILL FACE COMPETITION FROM NEW AND EXISTING DIAGNOSTIC TEST SYSTEMS.

     We have begun to compete with many companies of varying size that already exist or may be founded in the future. Substantially all of their current tests available either use urine or blood samples as a specimen to test for drugs of abuse or use breath, saliva, or blood samples to test for alcohol.


     We face competition from Avitar, Inc., OraSure Technologies, Inc., AnSys, Inc. and Cozart Bioscience, Ltd. Each of these companies is marketing, or will soon be marketing, an on-site drug screening, qualitative (yes/no) test using saliva as the specimen. Each uses a lateral flow membrane system to test for drugs of abuse. Such system, which is similar to home pregnancy tests, allows a specimen to flow across a treated test strip (membrane) and produces a test result on a portion of the test strip. This type of test gives results in under 30 minutes. We believe that the limitations of the technologies used by these four companies will negatively impact their ability to sell into our target markets. We believe that none of their products, as currently available, will be evidentiary in the law enforcement and industrial markets because each such product is not quantitative and some are non-instrumented. Non-instrumented test results are subject to user interpretation. In addition, the results cannot be stored for later use in court. Accordingly, these tests lack the hard, objective data required for defense in court. In medical emergency markets, we believe that their products will not provide the needed quantitative results. Additionally, we believe that the type of on-site technology used by these four companies is less sensitive than the instrumented flow immunosensor technology we have developed and not sensitive enough to detect certain drugs at levels that are found in saliva. (Flow immunosensor technology is a process by which a specimen flows through a micro-column device containing the test reagent, a reaction occurs and, as a result of the immunoassay reaction, the molecules to be tested in the sample solution cause a signal which is read by a sensor.) Lastly, none of these products can simultaneously test for drugs of abuse and alcohol. We, accordingly, believe that our product is superior to the products these four companies are currently marketing, or will soon be marketing. However, we could be incorrect in our assessment of their products. In addition, even if we are correct in our assessment, one or more of these companies could attempt to modify its product to meet our criticisms. In either of these events, one or more of these products could significantly impact our ability to sell our product.


                                        11
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     In addition, we recognize that other products performing on-site testing for drugs in blood or saliva may be developed and introduced into the market in the future.

     We also face as competitors BioSite Diagnostics Inc., Syva Company (a division of Dade International Inc.), Roche Diagnostics (a division of Hoffman La Roche, Inc.) and at least five other major pharmaceutical companies. All of these competitors currently use urine as the specimen for on-site drug testing. Almost all of these prospective competitors have substantially greater financial resources than we have to develop and market their products.

     With respect to breath testing for the presence of alcohol, we will compete with CMI, Inc., Intoximeters, Inc., Draeger Safety, Inc., and other small manufacturers.

     Furthermore, because of the time frame it has taken for us to bring our product to market, our competition may have developed name recognition among customers that will handicap our future marketing efforts.

ALTHOUGH OUR FIRST PRODUCT USING SALIVA HAS CERTAIN ADVANTAGES OVER URINE TESTING, OUR FIRST PRODUCT MAY NOT BE AS ATTRACTIVE IN THE PRE-EMPLOYMENT TESTING PORTION OF THE INDUSTRIAL WORKPLACE AS IS URINE TESTING.

     Our marketing analysis has indicated a greater market potential for a saliva sample portable testing instrument for drugs of abuse by law enforcement agencies, occupational health clinics, hospitals and other medical facilities than for a urine sample instrument. That is because our initial product is intended to test whether the person is currently under the influence of drugs of abuse or alcohol. In addition, saliva collection is observable by the person administering the test, unlike urine testing. Accordingly, the use of saliva has been shown to eliminate the recent problems due to alteration and substitution of urine specimen testing for drugs. Depending on the substance being used, differences in the individual being tested and dose and time differences, "currently" in our product indicates drug use from minutes after the drug was taken to 18 to 24 hours after drug use.

     Urine testing, on the other hand, provides information on drug use from about six to eight hours after the drug was taken to between two to five days post drug use. For pre-employment testing, employers have historically wanted the longer window of detection provided by urine testing, or even hair testing. Accordingly, the current results of the IMPACT System may not be as attractive to employers for use in pre-employment testing. Our current product may, thus, have limited appeal for such use.

OUR FAILURE TO COMPLY WITH THE SUBSTANTIAL GOVERNMENTAL REGULATION TO WHICH WE ARE SUBJECT MAY ADVERSELY AFFECT OUR BUSINESS.

     We have already directed your attention to the fact that we cannot market our saliva based testing device to hospitals and other medical facilities unless we have FDA approval. We have also pointed out the proposed FDA regulations relating to marketing to the industrial market in the United States. Your attention is directed to the section entitled "We expect our operational losses to continue for probably at least another five quarters after March 31, 2002" under this caption "Risk Factors."

     In addition, the United States Department of Health and Human Services on February 28, 1992 issued regulations intended to implement the Clinical Laboratory Improvement Amendments of 1988. These Amendments are commonly referred to as CLIA. These regulations were to become effective September 1, 1992. The proposed regulations would require that all test sites performing workplace drug testing, including

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

on-site testing, follow CLIA guidelines for operator training and quality control, similar to those used by laboratories. On August 28, 1992, the Department announced that the application of the statute to workplace testing would not go into effect on September 1, 1992 because of comments made on the final regulations. If the regulations are not adopted, on-site drug testing in the workplace will continue to be exempt from the statute. Recently, the Department again confirmed its intention not to adopt the CLIA regulations in the workplace. However, if the regulations are adopted, workplace testing would then be subject to the same requirements as currently required for on-site testing in the medical markets. We are in the process of completing studies that we believe will produce data that demonstrates that our product provides the same results when used by technical personnel as it does when used by non-technical personnel. If we demonstrate in our FDA submission that our product delivers similar accuracy from these two user groups, this demonstration should exempt the IMPACT Test System from CLIA regulation in the medical market and, if the statute is ever applied, in the workplace market. If we cannot obtain a waiver from CLIA, the costs of running the IMPACT Test System could be higher for our potential customers. We cannot give you any assurance that the Department of Health and Human Services or the FDA will agree to waive the IMPACT Test System from CLIA regulation.

     We do not believe that federal, state and local provisions which have been enacted or adopted regulating the discharge of material into the environment, or otherwise relating to the protection of the environment, will have any material effect upon our capital expenditures, potential earnings and our competitive position.

WE MAY NOT BE ABLE TO EXPAND OUR MANUFACTURING OPERATIONS ADEQUATELY OR AS QUICKLY AS REQUIRED TO MEET EXPECTED ORDERS.

     We first began our manufacturing process in January 2001. We have completed the pilot or initial stage of manufacturing with respect to both the instrument and the saliva test modules. We have initiated the process scale-up and the automation phase of saliva test module manufacturing. We anticipate that it could take up to 10 months from April 2002 to complete the full automation of the saliva test modules. However, we have not as yet made any significant deliveries of our product. Accordingly, we have not as yet demonstrated the ability to manufacture our product at the capacity necessary to support our expected commercial sales. In addition, we may not be able to manufacture cost effectively on a large scale.

     We expect to conduct all manufacturing of the disposable cassettes at our own facility. In addition, we intend to continue to assemble the instrument for at least another four to six months or more. If our facility or the equipment in our facility is significantly damaged or destroyed, we may not be able to quickly restore manufacturing capacity. We have engaged an OEM supplier to final assemble the instrument in conjunction with our own in-house assembly. Our current timetable for transfer of some of the final assembly is four to six months. We could, accordingly, turn over instrument assembly to a number of qualified OEM instrument assembly suppliers in the event of such problems at our facility. We can use another manufacturer for the final assembly of our instrument because the subassemblies and other components are furnished by other suppliers. Accordingly, any capable electronics manufacturer would have the capability to produce this type of equipment. We have identified several potential electronic manufacturers as potential alternatives to our initial OEM supplier should we so require. However, the cassette is a proprietary device developed by us and, accordingly we are not currently aware of any alternative manufacturer for the cassette.

     We devoted a significant portion of our capital budget for the fiscal year ended March 31, 2002 to reduce our cost of goods for the disposable cassette and automating our manufacturing facility in an effort to continue to lower our initial manufacturing costs. We are optimistic as to the results of these efforts. Nevertheless, we cannot assure you that these efforts will result in the manufacturing cost savings we anticipate and when these savings, if obtained, will be reflected in our financial statements.

OUR DEPENDENCE ON THIRD-PARTY SUPPLIERS FOR CRITICAL SUPPLIES MAY IMPACT OUR OPERATIONAL RESULTS.

     We are initially only performing the final assembly of the instrument and critical sub-assemblies are being manufactured by OEM suppliers. Our dependence on third parties for the manufacture and supply of instrument and cassette product components could have a material adverse effect on our profit margins and our ability to deliver our products on a timely and competitive basis if these third parties were to terminate production of the components, fail to comply with FDA regulation or be subject to unforeseen adverse results. To offset any adverse impact as a result of a default by any such supplier, we have purchased a one-year supply of all critical materials. In addition, we have identified one or more second sources for each current supplier. Accordingly, we do not anticipate that our manufacturing process will be negatively impacted by the loss of any one supplier. In addition, we rely on standing purchase orders and master purchase agreements with our vendors. Accordingly, we do not anticipate losing any time because of protracted contractual negotiations. One risk, however, is that until the second source begins manufacturing at an acceptable rate, there could be a short delay in our meeting our delivery schedule to customers.

OUR DEPENDENCE ON CMI, OUR STRATEGIC PARTNER TO MARKET TO THE LAW ENFORCEMENT MARKET, MAY ADVERSELY AFFECT OUR INITIAL MARKETING EFFORTS IF CMI DOES NOT SELL IN THE QUANTITIES ANTICIPATED.

     As already indicated, our initial target market in the United States was the law enforcement market. On June 4, 2001, we entered into an exclusive three-year, renewable, distributorship agreement with CMI, Inc. to distribute the IMPACT Test System to the law enforcement markets in the United States and Canada. We selected CMI because, to our knowledge, it is the marketing and manufacturing leader for evidentiary breath alcohol testing instruments in law enforcement in this country. Nevertheless, CMI may not be able to sell the quantities of IMPACT Test Systems of which we believe that CMI is capable. In such event, we would be required to seek another distributor or increase our own internal selling staff. We can give you no assurance as to how quickly or successfully these alternative methods of product distribution will be implemented. Another risk to us is, of course, that, if MPD Inc., CMI's parent corporation, became bankrupt or had similar financial problems, this would prevent CMI from paying fees or making purchases. Otherwise we believe that, based on its initial forecasts, CMI will pay us approximately $5,000,000 during the first two and one-half years of the agreement. We can give you no assurance, however, that CMI will make sales as it initially forecasted and, accordingly, make significant payments to us. Even if CMI were to pay us the contractual minimum amounts to maintain its exclusive marketing rights, such payments would be materially less than the forecasted amount of $5,000,000. For us to realize such forecasted amount from CMI, CMI would have to sell, on the average, at least 15 IMPACT Test Systems per month during the two-and-one-half-year period. As of April 30, 2002, we had received no payments from CMI.

     The three-year term did not begin until general marketing of our IMPACT Test System began on February 26, 2002. We note that CMI will benefit from volume discounts and, therefore, our margins on products purchased by CMI may decrease over the term of the contract. In addition, CMI has guaranteed pricing on the instruments, which may result in much lower margins once we transfer the instrument production to an outside vendor. Our agreement with CMI is automatically renewable unless CMI or we give notice to the other 180 days prior to the end of the initial term.

     Another risk is that CMI may terminate the distribution agreement. CMI has the option to terminate the distribution agreement with us:

     - if we fail to supply at least 50% of CMI's orders for our product continuously over any three-consecutive-month period immediately preceding CMI's notice of default to us;

     - if any information which we furnish to CMI is found to be materially false or fraudulent;

     - if we materially breach the agreement and fail to cure such breach within ten days after CMI's notice to us; or

     - if we file a petition in bankruptcy or a petition is filed against us and not dismissed in 60 days, we make an assignment for the benefit of our creditors, or we are insolvent and a receiver is appointed for us.

LEGAL PRECEDENT HAS NOT YET BEEN ESTABLISHED FOR UPHOLDING THE RESULTS OF LIFEPOINT'S DIAGNOSTIC TEST SYSTEM.

     The legal precedents for performing drug and alcohol testing in both law enforcement and the industrial workplace have been well established. Blood and urine testing are the currently accepted standard samples for drugs. Blood, breath and saliva are the currently accepted standard samples for alcohol. However, several saliva-based drug tests are beginning to be used. We believe that our product meets the Daubert and Frye standards for admission as scientific evidence in court. These two standards have been adopted in all 50 states. These standards require acceptance of our product or technology by members of the scientific community and proven performance equal to currently used methods. We anticipate that the papers we have presented over this past year and the papers that we will publish from our field evaluations currently being completed will enable us to meet this requirement prior to the first legal challenge to our product. However, we cannot assure you that our technology will be accepted. Until our product is challenged in court, legal precedence will not have occurred.

     The desire to use saliva for drug testing in the workplace market is very strong. As an example, SAMHSA, the federal agency that regulates drug testing on federal safety-sensitive workers, has indicated that it is in the process of adding saliva to the menu of applicable technologies for drug testing of federal safety sensitive personnel. There are few state laws limiting the use of saliva for workplace testing. Currently, saliva or other bodily substances testing of employees for drugs is permitted in all states but Maryland.

     State laws are being revised on an ongoing basis to allow law enforcement officers to use saliva as a specimen for testing for drivers under the influence of drugs or alcohol. Currently, saliva and other bodily substance testing for DUI testing with consent is permitted in all states. However, such testing will be subject to a variety of factors. Saliva or other bodily substances for DUI testing for drugs or alcohol is specifically permitted in 24 states. Additional efforts will be needed to change the laws in states which have not adopted saliva as a test specimen. We believe this change will occur because law enforcement officials are anxious to have a non-invasive test method for drug testing and are willing to support legislation. We are currently working on draft legislation for this joint effort. Nevertheless, we cannot assure you as to when and if this legislation will be adopted in the other states.

     Lastly, the National Highway and Traffic Safety Administration must approve alcohol test products for Department of Transportation use, either as a screening method or an evidentiary method. We believe that our product meets the requirements of an evidentiary product. Nevertheless, because we have not yet submitted our product for approval, we cannot guarantee acceptance by this governmental agency.

WE ARE DEPENDENT ON USE OF AN EXCLUSIVE LICENSE FROM THE UNITED STATES NAVY FOR OUR PRODUCT.

     Pursuant to a license agreement with the United States Navy, we have the exclusive right to use the Navy's technology with respect to all possible diagnostic uses for saliva and for drug testing for urine. We have further developed the Navy-developed technology for application in our own proprietary test system. Termination of the license for the Navy patent would end our right to develop products under the patent. Termination would require us to make changes in our products that would delay the marketing thereof.

     The Navy has the right to terminate the license if we:

     - file bankruptcy or are forced into receivership,

     - commit a material breach of the agreement,

     - willfully misstate or omit material information in our reports to the Navy or

     - fail to bring the technology to market.

     We believe that so long as we continue to market our IMPACT Test System in the manner which we intend, pay to the Navy at least the annual minimum royalty and are accurate in our reports, we should continue to be able to use the Navy patent. We believe that the risk of termination while we are still a "going business" is remote, but the risk is there.

OUR EFFORTS TO LEGALLY PROTECT OUR PRODUCT MAY NOT BE SUCCESSFUL.

     We will be dependent on our patents and trade secret law to legally protect the uniqueness of our testing product. However, if we institute legal action against those companies that we believe may have improperly used our technology, we may find ourselves in long and costly litigation. This result would increase our costs of operations and thus adversely affect our results of operations.

     In addition, should it be successfully claimed that we have infringed on the technology of another company, we may not be able to obtain permission to use those rights on commercially reasonable terms. In any event, payment of a royalty or licensing fee to any such company would also add to our costs of operations and thereby adversely affect our results of operations.

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

WE MAY BE SUED FOR PRODUCT LIABILITY RESULTING FROM THE USE OF OUR DIAGNOSTIC PRODUCT.

     We may be held liable if our IMPACT Test System causes injury of any type. We have obtained product liability insurance to cover this potential liability. We believe that the amount of our current coverage is adequate for the potential risks in these areas. However, assuming a judgment is obtained against us, our insurance may not cover the potential liabilities. Our policy limits may be exceeded. If we are required at a later date to increase the coverage, we may obtain the desired coverage, but only at a higher cost.

WE MAY NOT BE ABLE TO OPERATE SUCCESSFULLY OUR BUSINESS IF WE LOSE KEY PERSONNEL OR FAIL TO ATTRACT SKILLED PERSONNEL.

     We believe that our success in the future will depend on the continued services of our senior management team and other personnel, as well as our ability to attract and retain skilled personnel. The loss of any of our senior management team or other key employees, or our failure to attract and retain the necessary scientific, manufacturing, sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES NECESSARY TO EXPLOIT WHAT WE BELIEVE IS A GREAT POTENTIAL FOR OUR PRODUCT.

     We are currently in the process of building up our marketing and sales capabilities. In addition, we have engaged a strategic partner to sell our product in the law enforcement market, one of our three initial target markets. However, we may not be able to add the additional marketing and sales personnel we require. In addition, we may not be able to engage a second strategic partner to market our product in certain segments of the industrial marketplace as we initially contemplated. We also may not obtain the distribution capabilities we require in foreign markets. Finally, even if we have the personnel and the strategic partners and distributors, we cannot be certain as to how quickly, if at all, the different marketplaces will accept our product.

OUR INCREASING EFFORTS TO MARKET OUR PRODUCT OUTSIDE THE UNITED STATES MAY BE AFFECTED BY REGULATORY, CULTURAL OR OTHER RESTRAINTS.

     Now that we have held our market launch of our IMPACT Test System in the United States, we have commenced efforts to market our product through distributors in other countries, starting with certain of the Western European countries and Australia.

     In addition to economic and political issues, we may encounter a number of factors that can slow or impede our international sales, or substantially increase the costs of international sales, including the following:

     - We do not believe that our compliance with the current regulations for marketing our product in European countries will be a problem. However, new regulations (including custom regulations) can be adopted by these countries which may slow, limit or prevent our marketing our product. In addition, other countries in which we attempt, through distributors, to market our product may require compliance with regulations different from those of the Western European market.

     - Cultural and political differences may make it difficult to effectively obtain market acceptances in particular countries.

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

     - Although our distribution agreements provide for payment in U.S. dollars, exchange rates, currency fluctuations, tariffs and other barriers and extended payment terms could effect our distributors' ability to perform and, accordingly, impact our revenues.

     - Although we made an effort to satisfy ourselves as to the credit-worthiness of our distributors, the credit-worthiness of the foreign entities to which they sell may be less certain and their accounts receivable collections may be more difficult.

ONE PLAINTIFF SEEKS SIGNIFICANT DAMAGES IN LITIGATION AGAINST US.

     As we previously reported in our Annual Report on Form 10-K, Global Consultants, LLC d/b/a Global Capital instituted an action on June 18, 2001 in a California state court against our company and Linda H. Masterson, our Chairman, President and Chief Executive Officer. The plaintiff seeks damages aggregating $4,500,000 for the non-issuance and termination of common stock purchase warrants for an aggregate of 392,275 shares of our common stock. The plaintiff's computation of damages is based on the market price of our common stock on one day reaching $8.00 per share and on an excessive and unsupportable number of shares subject to the warrants. The plaintiff's second amended complaint does not allege the previously alleged claims relating to fraud, negligence and accounting and for punitive or exemplary damages. We believe that the plaintiff's remaining causes of action for breach of contract, conversion and violation of a California statute are without merit. Our trial counsel, the law firm of Rosenfeld, Meyer & Susman, LLP, is of the opinion that the probability of any recovery by the plaintiff of damages in excess of 10 percent of our current assets (i.e., current assets of $7,617,790 as of December 31, 2001) is remote. We are of the further opinion that, even if the plaintiff were able to overcome all of our affirmative defenses and the allegations of our counterclaims, which we doubt, its maximum provable damages are less than a third of that amount. However, unanticipated results in litigation are always possible should this proceeding proceed to trial.

THE FOLLOWING RISK FACTORS RELATE TO OUR COMMON STOCK:

FUTURE SALES MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Of the 35,323,140 shares of our common stock outstanding on April 30, 2002, the holders could sell all but an aggregate of 3,545,699 shares. Of these shares, we issued 315,699 shares as a result of the securities which we sold in June and September 2001, we sold 2,720,000 shares in April 2002 in our seventh private placement and we issued 510,000 shares upon the exercises of warrants. None of these shares has been held for the one-year period necessary for resale pursuant to the exemption of Rule 144 under the Securities Act of 1933. Holders subsequently became eligible to sell the aggregate of 315,699 shares pursuant to this prospectus. Of the shares eligible for sale, as of April 30, 2002, holders selling pursuant to the exemption of Rule 144 under the Securities Act of 1933 would be limited in the number of shares each sold in each three-month period by paragraph (e) of such Rule.

     As of April 30, 2002, there were 3,156,935 shares reserved for issuance upon the exercises of stock options granted or to be granted pursuant to either our 1997 stock option plan or our 2000 stock option plan. Stock options were exercisable on such date, or will become exercisable within 60 days after that date, to purchase an aggregate of 756,013 shares. All of the shares issuable upon the exercises of stock options pursuant to these two plans have been registered under the Securities Act of 1933 for issuance by us to the respective optionees. Accordingly, unless the optionee is an "affiliate" of our company as such term is defined in Rule 405 under the Securities Act of 1933, he or she may, after exercise of a stock option, resell the shares received upon exercise without delivering a "reoffer" prospectus. Consistent with the practice of other public companies, we filed on August 9, 2001 a reoffer prospectus so that directors, executive officers and significant employees of our company holding stock options, or who exercised stock options, may resell their shares of our common stock immediately as other employees may do.

     In addition, as of April 30, 2002, we had reserved an aggregate of 7,261,359 shares for the exercises of certain outstanding common stock purchase warrants. The subject warrants do not include the common stock purchase warrants held by the selling stockholders or those held by our two principal operating officers. The subject warrants expire on various dates ranging from December 7, 2002 to April 1, 2007. They have exercise prices ranging from $.50 to $4.77 per share. They were all exercisable as of April 30, 2002. The shares of our common stock issuable upon exercises of these warrants to purchase an aggregate of 2,870,284 shares have not been registered under the Securities Act of 1933. Accordingly, these shares will be "restricted securities" as such term is defined in Rule 144 (a)(3) under the Securities Act of 1933 after issuance. Each holder may, one year after the exercise of any such warrant, resell his, her or its shares received upon any such exercise pursuant to the exemption from registration of Rule 144 under the Securities Act of 1933. We have registered in another registration statement (File No. 333-65536) under the Securities Act of 1933 for resale by the holders the remaining 4,391,075 shares issuable upon the exercises of the subject warrants.

     We are unable to predict the effect that sales into the market of shares of our common Stock made under Rule 144 or otherwise and the delayed sales into the market of shares subject to the outstanding stock options and the warrants may have on the then prevailing market price of our common stock. It is likely that market sales of large amounts of these shares of our common stock or of the 11,060,419 shares offered, as of the date of this prospectus, for resale by this prospectus (or the potential for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock.

WE DO NOT ANTICIPATE PAYING DIVIDENDS COMMON STOCK IN THE FORESEEABLE FUTURE.

     We intend to retain future earnings, if any, to fund our operations and expansion of our business. In addition, our expected continuing operational losses and our Series C preferred stock will limit legally our ability to pay dividends on our common stock. Accordingly, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

OUR BOARD'S RIGHT TO AUTHORIZE ADDITIONAL SHARES OF PREFERRED STOCK COULD ADVERSELY IMPACT THE RIGHTS OF HOLDERS OF OUR COMMON STOCK.

     Our board of directors currently has the right, with respect to the 2,570,000 shares of our preferred stock not designated as our Series C preferred stock, to authorize the issuance of one or more additional series of our preferred stock with such voting, dividend and other rights as our directors determine. Such action can be taken by our board without the approval of the holders of our common stock. The sole limitation is that the rights of the holders of any new series of preferred stock must be junior to those of the holders of the Series C preferred stock with respect to dividends, upon redemption and upon liquidation. Accordingly, the holders of any new series of preferred stock could be granted voting rights that reduce the voting power of the holders of our common stock. For example, the preferred holders could be granted the right to vote on a merger as a separate class even if the merger would not have an adverse effect on their rights. This right, if granted, would give them a veto with respect to any merger proposal. Or they could be granted 20 votes per share while voting as a single class with the holders of the common stock, thereby diluting the voting power of the holders of our common stock. In addition, the holders of any new series of preferred stock could be given the option to be redeemed in cash in the event of a merger. This would make an acquisition of our company less attractive to a potential acquirer. Thus, our board could authorize the issuance of shares of the new series of preferred stock in order to defeat a proposal for the acquisition of our company which a majority of our then holders of our common stock otherwise favor.

     Our certificate of incorporation also provides for a classified board -- one third of the directors to be elected each year. Accordingly, at least two successive annual elections will ordinarily be required to replace a majority of the directors in order to effect a change in management. Thus, the classification of the directors may frustrate a takeover attempt which a majority of our then holders of our common stock believe to be in the best interest of our company.

     These are the only two provisions in our certificate of incorporation or bylaws which could be used by us as an anti-takeover device. In addition, the obligation to comply with the procedures of Section 203 of the Delaware corporate statute, which governs our company, may discourage certain potential acquirors which are unwilling to comply with its provisions. Section 203 prohibits a Delaware corporation such as our company from entering into a business combination (for example, a merger or consolidation or sale of assets of the corporation having an aggregate market value equal to 10% or more of all of its assets) for a period of three years after a stockholder becomes an "interested stockholder." An interested stockholder is defined as being the owner of 15% or more of the outstanding voting shares of the corporation. There are exceptions to its applicability including our board of directors approving either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. At a minimum we believe such statutory requirements may require the potential acquirer to negotiate the terms with our directors. We believe that will be beneficial to our stockholders.

                                USE OF PROCEEDS

     We will not receive any proceeds upon the subsequent sales by the selling stockholders of the 11,060,419 shares of our common stock offered by this prospectus. If the common stock purchase warrants outstanding as of April 30, 2002 to purchase an aggregate of 5,072,129 shares of our common stock held by the selling stockholders and offered for resale pursuant to this prospectus are exercised in their entirety, we will receive $15,216,387 upon such exercises. Because of the uncertainty as to when and if any of these warrants will be exercised and as to which "cashless" exercises will be made, we intend to use any proceeds from these exercises for working capital purposes.

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

                                MATERIAL CHANGES

APRIL 2002 PRIVATE PLACEMENT

     On April 2, 2002, we sold 272 units, at $37,500 per unit, to eight accredited investors. Each unit consisted of 10,000 shares of our common stock and a common stock purchase warrant expiring April 1, 2007 to purchase 2,000 shares of our common stock at $4.50 per share. We realized $10,200,000 in gross proceeds from the private placement. We have closed this offering and no further units will be offered.

SERIES C PREFERRED STOCK

     A copy of our certificate of designation containing the terms and conditions governing our Series C convertible preferred stock was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended March 31, 2001. In addition to your reading the description which follows in this section of this prospectus of this security's material terms and conditions, you may wish to read this exhibit. To obtain a copy, your attention is directed to "Incorporation of Certain Information by Reference" in this prospectus.

(1) GENERAL

     On June 20, 2001, we sold, at $35,000 per unit, to 11 accredited investors an aggregate of 228.007 units. Each unit consisted of 1,000 shares of a newly-designated series of our preferred stock, which we designated as the Series C convertible preferred stock, and a common stock purchase warrant expiring June 19, 2006 to purchase then 10,000 shares of our common stock at $3.50 per share. We shall refer to these common stock purchase warrants as the "investor warrants" so as to distinguish them from other common stock purchase warrants we have issued, including those issued to the placement agent and finders in the offering.

     430,000 shares of the 3,000,000 authorized shares of our preferred stock were designated as the Series C preferred stock in order to cover not only the original sale by us, but also subsequent sales after the original issuance on June 20, 2001. On June 29, 2001, we sold an additional 85.713 units at the same purchase price per unit to the three holders of our then designated Series B 20% cumulative convertible preferred stock. These holders surrendered these shares and the related common stock purchase warrants as their payment for such units. These three holders were among the 11 purchasers on June 20, 2001. The exchange was contemplated at the date of the initial closing.

     On September 28, 2001, we sold an additional 80.196 units at the same purchase price per unit to 16 accredited investors. We, accordingly, had sold an aggregate of 393.916 units. We realized $12,694,831 in proceeds (net of $1,092,278 in expenses) from this offering.

     As of August 16, 2001, we and the purchasers agreed that a holder could convert a share of our Series C preferred stock at an initial conversion price of $3.00 (not $3.50) into 11.67 shares (not 10 shares) of our common stock. In addition, we and the holders agreed to reduce the exercise price of our investor warrants from $3.50 to $3.00 per share. A holder would also receive 11,670 shares, not 10,000 shares, upon exercise of an investor warrant included in a unit. Furthermore, we and the holders agreed to delete the provision requiring quarterly resets of the exercise price of our investment warrants based on the market prices for our common stock during the first year. The changes to our Series C preferred stock were to become effective only if the related certificate of designation governing the terms and conditions was so amended. This action would have required our obtaining the consent or approval of the holders of a majority of the outstanding shares of our common stock. It also would have given rise to a great expense to us. However, the investors agreed, as of November 21, 2001, to waive the requirement of an amendment to the certificate of designation. Instead, we agreed by contract with the investors to give them the right to convert their shares of our Series C preferred stock on the amended basis described above. Such agreement is permitted by Delaware law which governs our company. The investors also agreed that we could make compensatory payments in shares of our common stock, rather than in cash, if we defaulted in the performance of our registration commitments to the investors.

     There were outstanding, as of April 30, 2002, an aggregate of 393,916 shares of our Series C preferred stock (convertible into an aggregate of 4,597,002 shares of our common stock) and investor warrants to purchase an aggregate of 4,597,002 shares of our common stock.

(2) ESCROW ARRANGEMENT

     Pursuant to an escrow agreement, unless waived, 50% of the proceeds, the shares of our Series C preferred stock and the investor warrants were to be held in escrow. As a result of waivers, 321.72 units and the related proceeds were held in escrow. They were to be released upon achievement by our company of the two milestones. On March 16 and March 22, 2002, respectively, we confirmed to the escrow agent our achievement of the two milestones. Accordingly, all proceeds have been released to us and the investors have received all of their securities held in escrow.

     To enable us to meet our cash needs as a result of funds which were then still being held in escrow, on February 1, 2002, General Conference Corporation of Seventh-day Adventists, our largest stockholder and one of the investors with then escrowed purchase proceeds and securities, loaned us $1,500,000. The loan was due April 9, 2002. We were required to pay interest at the annual rate of 5%. We prepaid the loan on March 25, 2002 with the proceeds released to us from escrow, including payment of $10,890 in interest. We also issued a warrant expiring January 29, 2007 to our lender to purchase 500,000 shares of our common stock at $3.25 per share.

(3) SENIORITY OF OUR SERIES C PREFERRED STOCK

     Our Series C preferred stock is senior to any other series of our preferred stock which we may in the future designate and our common stock. Except as may be consented to by the holders of at least a majority of the then outstanding shares of our Series C preferred stock,

          (a) we may not pay any dividends or make other distributions on our common stock or any other series of the preferred stock (other than dividends on our common stock in shares),

          (b) we may not redeem any shares of our common stock or any other series of the preferred stock; and

          (c) we may not distribute to the holders of our common stock or any other series of the preferred stock any assets upon liquidation, dissolution or winding up of our company until the holders of our Series C preferred stock have received $35.00 per share (which is the stated value of a share of our Series C preferred stock) and any accumulated but unpaid premium (we shall explain how premium is defined in the second succeeding subsection).

     We may make redemptions of premium and other redemptions only if legally permissible under the Delaware General Corporation Law. Because we currently have sufficient "surplus" as that term is defined under the Delaware General Corporation Law, we should be able to make these redemptions on a current basis. As of December 31, 2001, we determined our surplus to be approximately $2,100,000. We redeemed, as of September 30, 2001, December 31, 2001 and March 31, 2002, with respect to premium accrued as of each such date because we deemed the surplus to be sufficient under Delaware law. However, continuance of operational losses in the future, as we currently anticipate, would increase our accumulated deficit. Unless the increase was offset by additional equity financings (as to which we can give you no assurance), our surplus would be reduced, possibly to a level at some point in the future that would be too low to permit a redemption of premium under Delaware law. There are actions other than equity financings which we can take to create additional "surplus" for a dividend. We are not confined to "surplus" as shown in our latest balance sheet. We are also not confined to GAAP accounting rules when making a determination whether a surplus exists. We may, for example, reevaluate the value of a patent to increase the available surplus for dividends. However, in determining whether or not a surplus exists, we are required to use fair values for both assets and liabilities.

     If we are prohibited from redeeming any premium as a result of having insufficient surplus, we are not liable to the holders of the Series C preferred stock. In such an event, the holders may pay to us an amount sufficient to fulfill our obligation to make the premium payment and we will redeem the premium in shares of our common stock. Absent such payment by the holder, the obligation to redeem would accrue until we were legally able to make the redemption.

(4) DIVIDENDS

     There will be no dividends payable on our Series C preferred stock.

(5) PREMIUM

     On the last date of each of our fiscal quarters, commencing September 30, 2001, we are required to redeem all accrued and unpaid premium as of such date. This obligation continues until no share of our Series C preferred stock is outstanding. Premium is defined by the related certificate of designation for this security to be an amount equal to the product of:

          (a) 10% (5% after June 20, 2004),

          (b) the quotient of the number of days since the last redemption of premium and 365 and

          (c) the stated value (i.e., $35.00 per share).

     We are to effect the redemption of premium by the issuance of a number of shares of our common stock to each holder of our Series C Preferred Stock equal to the quotient obtained by dividing the aggregate amount of premium then due on the shares of our Series C preferred stock held by such holder on such date by the market price on such date.

     We are to calculate the market price of our common stock as an average over a 20-trading-day period. We will determine "market price" as follows:

          (a) if our common stock is then listed on a national securities exchange or quoted on The Nasdaq Stock Market, we will use the average of the closing sale prices of our common stock as reported on the exchange or quoted for Nasdaq on each trading day during such 20-trading-day period as reported by Bloomberg Financial Services (or a comparable service) or

          (b) if our common stock is not then listed on an exchange or quoted on Nasdaq, we will use the average of the closing bid and asked prices for our common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. or in the pink sheets as reported by Bloomberg Financial Services (or a comparable service) or, if no such price is available, as determined by an investment banking firm we select which is reasonably acceptable to the holders of a majority of the outstanding shares of our Series C preferred stock.

     We made our first redemption as of September 30, 2001. We issued an aggregate of 108,203 shares of our common stock. Because our common stock is currently listed on the American Stock Exchange, we calculated market price on the basis of (a), as defined above.

     We made our second redemption as of December 31, 2001. We issued an aggregate of 121,505 shares of our common stock.

     We made our third redemption as of March 31, 2002. We issued an aggregate of 73,805 shares of our common stock.

(6) CONVERSION

     A holder may convert initially a share of our Series C preferred stock at a fixed conversion price of $3.00 per share into 11.67 shares of our common stock. On June 20, 2004, the conversion price will become the lesser of $3.00 or the market price on such anniversary date for any shares still outstanding. The market price of our common stock will be calculated for this purpose on the same basis as described in the preceding subsection for premium. If all 393,916 shares of our Series C preferred stock which were outstanding on the date of this prospectus were converted at $3.00 per share, we would issue 4,597,002 shares of our common stock.

     We are required to adjust the number of shares of our common stock issuable upon conversion and the conversion price in the event of a stock dividend, a stock split, a reorganization, a recapitalization or a combination or subdivision of our common stock or a similar event. If we sell shares of our common stock (or a security convertible or exercisable into shares of our common stock) for a purchase price less than the then conversion price, the conversion price will be reduced to such purchase price.

     Upon conversion, whether optional or mandatory as described above or in the succeeding three paragraphs, a holder is entitled to all accumulated but unpaid premium to the date of conversion.

     We can compel conversion of our Series C preferred stock if conversion is required by an investment banker in an underwritten offering. For us to qualify for this forced conversion right we must receive net proceeds of at least $20,000,000 from the offering. In addition, the offering price to the public, net of underwriting discounts and commissions, can not be less than $10.00 per share of our common stock.

     In the event that the market price of our common stock for any ten consecutive trading days is at or above $7.50, $8.50, $9.50, $10.50 and $11.50, respectively, we can compel the holders to convert not more than 20% of the then outstanding shares of our Series C preferred stock. Once we compel conversion at a trigger price, we can only compel conversion at the next higher trigger price. For us to utilize the mandatory conversion right described in this paragraph or the preceding paragraph, our common stock must still be listed on the American Stock Exchange (or the New York Stock Exchange) or quoted on Nasdaq. In addition, we must otherwise be in compliance with our obligations and authorized shares of our common stock must be available for conversion of the shares of our Series C preferred stock.

     If our common stock is suspended from trading or not listed on the American Stock Exchange which it currently is (or the New York Stock Exchange), or quoted on Nasdaq for an aggregate of ten full trading days during any nine-month period, each holder of the Series C preferred stock may, at his, her or its option, convert his, her or its shares. If the market price of our common stock is less than the then conversion price, the conversion price shall be reduced to the lower market price.

(7) REDEMPTION

     In certain default situations, as, for example:

          (a) our failure to make timely deliveries (after a grace period) of certificates for shares of our common stock following conversions of shares of our Series C preferred stock;

          (b) our default (after a grace period) in fulfilling our obligations under a registration rights agreement with the purchasers of our Series C preferred stock; or

          (c) our material breach of our agreements with such purchasers (after a grace period to cure), or if we:

             (1) sell all of our assets,

             (2) sell or issue shares of our common stock and/or other securities exercisable or convertible into shares of our common stock resulting in ownership by a person, entity or group other than our current affiliates of 50% or more of our common stock, or

             (3) merge where we are not the survivor,

any holder of our Series C preferred stock may demand, in the case of the defaults set forth in clauses (a) and (c), that we redeem, for cash, his, her or its shares at a specified redemption price, plus accrued and unpaid premium. In the event of a default by us pursuant to clause (b), we are obligated to make compensatory payments (either in cash or, since November 21, 2001, in shares of our common stock) pursuant to the following formula set forth in the registration rights agreement as amended: the product of the purchase price for the units and 0.15 for each 30-day period after the deadline. Thus, if we paid in cash, we would pay the holder $15,000 for each 30-day period with respect to each $1,000,000 of purchase price. If we paid in shares of our common stock, we would determine the number of shares by dividing the amount of cash payment by the lesser of (i) the conversion price (currently $3.00) and (ii) the average of the closing bid prices of our common stock during the five trading days preceding the due date for the payment. Both calculations are based upon only the shares not then held in escrow and not then registered under the Securities Act. The certificate of designation relating to our Series C preferred stock provides that the redemption right described in clause (c)(2) arises as a result of the mere accumulation of ownership of 50% or more of the shares of our common stock. However, on March 12, 2002, all of the holders agreed, retroactively to the date of their purchase, to waive this redemption right except if the accumulation arose from sales or issuances by us. They also agreed, as a condition to their transferring their shares, to obtain a similar waiver from any transferee.

     The specified redemption price will be the greater of:

          (a) $42 plus 120% of accrued and unpaid premium for each share of our Series C preferred stock or

          (b) 11.67 times (subject to adjustment for, among other things, accrued and unpaid premium) the higher of:

             (i) the highest closing price for the shares of our common stock for the days between the receipt of the investor's notice to redeem his, her or its shares of our Series C preferred stock and the day before we redeem the shares from the investor and

             (ii) the fair market value of the shares on the date on which we receive a notice of the investor's intention to redeem his, her or its shares, as determined by us and the holders of the majority of the shares of the Series C preferred stock. If we and they cannot agree, an investment banking firm mutually acceptable to the holders of the majority of the shares of our Series C preferred stock will make the determination.

     We may, at our option, redeem the shares of our Series C preferred stock at its stated value (i.e., $35.00 per share) plus accrued but unpaid premium, if the closing sales price of our common stock is less than $3.50 per share for 11 or more consecutive trading dates. If we exercise this option, we must issue to a holder an investor warrant to purchase .875 of a share of our common stock for each share of the Series C preferred stock redeemed.

     We may also, at our option, redeem the shares of our Series C preferred stock at its stated value (i.e., $35.00 per share), plus accrued but unpaid premium, on and after June 20, 2004. Our common stock must be listed on the American Stock Exchange or the New York Stock Exchange or quoted on Nasdaq for us to redeem as provided in this paragraph or the preceding paragraph. In addition, we must otherwise be in compliance with our obligations and authorized shares of our common stock must be available for conversion of shares of our Series C preferred stock.

(8) REACQUIRED SHARES

     Shares of our Series C preferred stock which have been converted, redeemed or reacquired by us in any manner will, upon compliance by us with the provisions of the Delaware General Corporation Law, have the status of authorized and unissued shares of the preferred stock not constituting part of any series of our preferred stock. In other words, they will be in the same status as if never issued.

(9) FRACTIONAL SHARES

     No fractional shares will be issued upon either conversion of a share of our Series C preferred stock or upon redemption of premium in shares of our common stock. Instead we will disregard the fractional share and we shall round up or down to the nearest whole share the number of shares of our common stock which we issue.

(10) VOTING RIGHTS

     We have described in the subsection entitled "Seniority of our Series C Preferred Stock" under this caption "Material Changes" in this prospectus certain actions that we may not take without the consent of a majority of the holders of our Series C preferred stock. In addition, the vote or consent of a majority of the holders is required if we are to:

     - alter or change the rights, preferences or privileges of our Series C preferred stock or issue any additional shares of such series except on the same terms and conditions.

     - alter or change the rights, preferences or privileges of any previously issued shares of our capital stock as to affect adversely our Series C preferred stock.

     - create any new class or series of our capital stock having a preference over, or ranking on the same rank as, our Series C preferred stock as to the distribution of assets upon liquidation, dissolution or winding up of our company.

     - increase the par value of our common stock.

     The holders of shares of our Series C preferred stock have no other voting rights except as they are otherwise granted by the Delaware General Corporation Law. This statute provides a voting right to the holders of the Series C preferred stock if the action being voted upon by the holders of our common stock would adversely affect the rights of the preferred stockholders.

     Whenever the holders of shares of the Series C preferred stock have been granted by this law the right to vote separately as a class, the vote of the holders of at least a majority of the then outstanding shares will be required for approval. However, we have agreed contractually with the holders that, if their consent is required with respect to a change affecting their security, unanimous consent is required.

(11) LIQUIDATION

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, each holder of shares of our Series C preferred stock will be entitled to receive out of the assets available for distribution to stockholders an amount equal to $35.00 per share (i.e., its stated value). Each holder will also receive a sum equal to all accrued but unpaid premium, if any, before any payment may be made to the other stockholders. After payment in cash to the holders of the shares of the Series C preferred stock of the full amounts fixed by the certificate of designation as described in this paragraph, such holders will have no right or claim to any of our remaining assets.

INVESTOR WARRANTS

     A copy of the form of investor warrant was filed as an exhibit to the registration statement of which this prospectus constitutes part I. In addition to your reading the following description of its material terms and conditions, you may wish to read this exhibit. To obtain a copy, your attention is directed to "Incorporation of Certain Information by Reference" in this prospectus.

     The investor warrants are initially exercisable at $3.00 per share. The exercise price and the number of shares of our common stock are subject to adjustment in the event of a stock dividend, a stock split, a reorganization, a recapitalization or a combination or subdivision of our common stock or a similar event. If we, on or prior to June 19, 2004, sell shares of our common stock (or a security convertible or exercisable into shares of our common stock) for a purchase price less than the then conversion price, then we must reduce the exercise price of our investor warrant to such lower sale exercise price.

     An investor warrant may be exercised on a "cashless" basis. In a cashless exercise the holder is entitled to receive shares of our common stock having a market value equal to the net exercise value of the portion of the warrant being exercised. The holder makes no cash payment to exercise the warrant. The investor warrants specify the manner of calculating the number of shares of our common stock issuable in a "cashless" exercise.

     As a result of an agreement dated as of August 16, 2001, we and the holders of the investor warrants agreed to delete a provision in our investor warrants that would have reset the exercise price to a lower price based on the market price of our common stock at the end of each quarter during the first year the warrants were outstanding. In addition, the agreement reduced the exercise price of the investor warrants from $3.50 to $3.00 per share.

                              PLAN OF DISTRIBUTION

ELIGIBLE SHARES

     All shares of our common stock to be reoffered pursuant to this prospectus by the selling stockholders are shares:

     - issuable upon the conversions of shares of our Series C preferred stock we sold to most of the selling stockholders in a private placement which we closed on June 20, June 29 and September 28, 2001.

     - issued or issuable upon the quarterly redemptions of premium with respect to the outstanding shares of our Series C preferred stock.

     - issued to those selling stockholders who or which purchased their securities on September 28, 2001 as compensation for the delay in our closing with them.


     - issuable upon the exercises of common stock purchase warrants expiring June 19, 2006 and September 27, 2006 (These investor warrants were initially issued in the private placement as part of units with the shares of our Series C preferred stock).


     - issuable upon the exercises of common stock purchase warrants expiring June 19, 2006 and September 27, 2006 issued to one of the selling stockholders as partial payment of a placement agent fee in the private placement.

     - issuable upon the exercises of common stock purchase warrants expiring June 19, 2006 and September 27, 2006 issued as partial payments of finder's fees in connection with the private placement.

     The term "selling stockholders" as used by us in this prospectus includes pledgees, donees, transferees or other successors in interest selling shares of our common stock received after the date of this prospectus from one or more of the selling stockholders named in the list commencing on page 34 as a pledge, gift, partnership distribution or other non-sale related transfer.

     We have registered an aggregate of 1,379,102 shares of our common stock based on our current estimate as to the shares to be issued upon the redemption of premium with respect to the 393,916 shares of the Series C preferred stock outstanding as of March 31, 2002. This estimate is for the period commencing September 30, 2001 and ending June 30, 2004. An aggregate of 303,513 shares of these estimated shares of our common stock were issued as of September 30, 2001, December 31, 2001 and March 31, 2002 in redemption of premium. Our estimate as to the shares to be issued in the future in redemption of premium assumes that no shares of the Series C preferred stock will be converted or redeemed during that period. Should we require additional shares for redemption of premium, we intend to file a new registration statement under the Securities Act of 1933 registering the additional shares then required. We shall follow the same procedure if we issue additional shares of our common stock as compensatory payments for not meeting certain registration deadlines. As of April 30, 2002, we estimated that such shares could be as many as 260,231 shares. We shall be issuing these 260,231 shares in May 2002.

WARRANT SHARES

     Certain of the selling stockholders are offering pursuant to this prospectus shares of our common stock issuable when and if the investor warrants, the placement agent's warrants and the finder's warrants are exercised.

     For certain information as to the investor warrants, we direct your attention to the section entitled "Investor Warrants" under the caption "Material Changes" in this prospectus.

     We granted the three placement agent's warrants to purchase an aggregate of 444,792 shares of our common stock to Wells Fargo Van Kasper LLC in partial payment for its services as the placement agent in our sixth private placement in June and September 2001. We also paid such firm cash fees of $676,973.

     We issued one of the finder's warrants to purchase 11,670 shares of our common stock to Ladenburg Thalmann & Co. Inc. in partial payment of a finder's fee with respect to our sixth private placement in June 2001. We also paid such firm a cash finder's fee of $35,000.

     We issued a second finder's warrant to purchase 9,329 shares of our common stock to EHC Consulting in partial payment of a finder's fee with respect to our sixth private placement in June 2001. We also paid such firm a cash finder's fee of $41,970.

     We issued the third finder's warrant to purchase 2,042 shares of our common stock to APS Financial Corporation in partial payment of a finder's fee with respect to our sixth private placement in September 2001. We also paid such firm a cash finder's fee of $6,125. APS Financial Corporation is not listed as a selling stockholder because it transferred 50% of its finder's warrant to each of Lee E. Burton and American Physicians Service Group, Inc. The transferees are affiliated with the finder and are each listed as a selling stockholder in the table beginning on page 34 of this prospectus.

     We issued the fourth finder's warrant to purchase 7,294 shares of our common stock to Michael Mrkulic in partial payment of a finder's fee with respect to our sixth private placement in September 2001. He was also entitled to a cash finder's fee of $21,125. However, at his request, we netted this amount against his purchase price for .625 of a unit.

     All of the placement agent's warrants and the finder's warrants are exercisable initially at $3.00 per share. Each expires on either June 19, 2006 or September 27, 2006. Each also provides for an adjustment to the number of shares of our common stock issuable upon exercise and the exercise price in the event of a stock dividend, a stock split and similar events as described for the investor warrants.

DISTRIBUTION METHOD

     All of the selling stockholders have advised us that they may sell, from time to time, pursuant to this prospectus, their shares of our common stock (an aggregate of 11,060,419 shares as of the date of this prospectus) on the American Stock Exchange, in the third market, in isolated transactions, or in a combination of such methods of sale. They have also advised us that their sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices with institutional or other investors. In addition, the selling stockholders may sell, when permissible, pursuant to the exemption of Rule 144 under the Securities Act of 1933. As of the date of this prospectus, none of the shares of our common stock being offered pursuant to this prospectus had met the one-year holding requirement to become eligible for sale pursuant to Rule 144 under the Securities Act of 1933. On May 13, 2002, the closing sales price as reported on the American Stock Exchange was $3.05 per share.

     The selling stockholders will act independently of each other. They may sell the shares of our common stock pursuant to this prospectus by one or more of the following methods, without limitation:

          (a) a block trade on which the broker-dealer so engaged will attempt to sell the shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          (b) purchases by the broker-dealer as principal and re-sales by such broker-dealer for its account pursuant to this prospectus;

          (c) ordinary brokerage transactions and transactions in which the broker solicits, or acts as an intermediary for, purchasers; or

          (d) face-to-face transactions between the selling stockholder and purchasers without a broker-dealer.

     In effecting sales, a broker-dealer engaged by a selling stockholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling stockholder in amounts which will be negotiated immediately prior to sale. This compensation to a particular broker-dealer might be in excess of customary commissions for routine market transactions. Brokers or dealers and any participating brokers or dealers acting as described in this paragraph may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with these sales. Any profits realized by the selling stockholder and the compensation of such brokers or dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of our common stock through a block trade, a purchase by a broker or dealer, or any special offering other than an underwritten offering, we shall file a post-effective amendment to this registration statement to amend the prospectus. In such amendment we shall disclose (a) the name of each broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, as supplemented, and (f) other facts material to the transaction.

     From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in, or transfer or assign, some or all of the shares of our common stock owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, and the transferees and assignees shall, be deemed to be selling stockholders for the purpose of this prospectus. The number of shares of our common stock beneficially owned by a selling stockholder who or which so transfers, pledges or assigns will decrease as and when the selling stockholder takes such actions. The plan of distribution for the selling stockholder's shares of our common stock sold hereunder will otherwise remain unchanged by reason of a transfer, pledge or assignment. In addition, a selling stockholder may, from time to time, sell short our common stock. In such instances, this prospectus may be delivered in connection with such short sales and the shares of our common stock offered hereby may be used to cover such short sales.

     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder. This may occur in connection with distributions of shares of our common stock by such broker-dealers. A selling stockholder may also enter into option or other transactions with a broker-dealer that involve the delivery of shares of our common stock to the broker-dealer. The broker-dealer may then resell or otherwise transfer the shares of our common stock. A selling stockholder may also loan or pledge shares of our common stock to a broker-dealer. The broker-dealer may then sell the shares of our common stock so loaned or, upon a default, may sell or otherwise transfer the pledged shares of our common stock.

     In order to comply with the securities laws of some states, the shares of our common stock will have to be sold for a selling stockholder in those jurisdictions only through registered or licensed brokers or dealers.

     We have advised the selling stockholders of the requirement under the Securities Act of 1933 that each of them, or any broker-dealer acting for him, she or it, must deliver a copy of this prospectus in connection with any resale by such selling stockholder of shares of our common stock under this prospectus. We have furnished copies of this prospectus to the American Stock Exchange so that, only with respect to a sale made on the American Stock Exchange, the selling stockholder or its broker-dealer will not have to deliver a copy of this prospectus to the purchaser.

     We have also undertaken, if, in the future in our opinion, this prospectus no longer complies with Section 10(a)(3) of the Securities Act of 1933, to advise the selling stockholders of this opinion, to request that the selling stockholders cease use of this prospectus and to confirm our then intention to amend this registration statement in order to effect such compliance.

     The holders of a majority of the shares have the right to select an underwriter (reasonably acceptable to us) to sell for whichever selling stockholders so desire. In the event of such a request, we shall file a post-effective amendment to the registration statement so that a new amended prospectus will become available describing the underwritten offering, whether on a firm commitment or best efforts basis. As of the date of this prospectus, we have received no such request.

MISCELLANEOUS

     We have also advised each of the selling stockholders that a court may determine at a later date that he, she or it is an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933. In such event the selling stockholder may be found liable for monetary damages to purchasers under Sections 11, 12(2) and 15 of the Securities Act of 1933 if there are any defects in this registration statement (i.e., material misstatements or omissions). We have also advised them that they may be found liable under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 for such material misstatements or omissions, if any.

     We and the selling stockholders are obligated to take such steps as may be necessary to ensure that the offer and sale by the selling stockholders of an aggregate, as of the date of this prospectus, of 11,060,419 shares of our common stock offered by this prospectus will comply with the requirements of the federal securities laws, including Regulation M.

     In general, Rule 102 under Regulation M prohibits any selling stockholder or a broker-dealer acting for such selling stockholder from, directly or indirectly, bidding for, or purchasing, any shares of our common stock, or attempting to induce any person to bid for, or to purchase, shares of our common stock during a restricted period (as such term is defined in Rule 100) which ends when he, she or it has completed his, her or its participation in a distribution of shares in an offering made pursuant to this prospectus. Rule 102 sets forth certain exceptions for the selling stockholder, including exercising a stock option or warrant. For purposes of the Rule, exercise of an investor warrant, a placement agent's warrant or a finder's warrant would be excepted.

     We are bearing all costs relating to the registration of the shares of our common stock offered by this prospectus. Any commissions, discounts or other fees payable to broker-dealer in connection with any sale of shares of our common stock will be borne by the selling stockholder selling such shares.

                              SELLING STOCKHOLDERS

     The next following table for each selling stockholder indicates, except as described in the third succeeding paragraph, as of the date of this prospectus:

     - the name of the selling stockholder,

     - the number of shares of our common stock beneficially owned as of April 30, 2002,

     - the number of shares of our common stock to be offered pursuant to this prospectus, and

     - the number of shares of our common stock to be beneficially owned if all of the shares to be offered pursuant to this prospectus are sold.

     The table also indicates the percentage of beneficial ownership before and after the proposed sales. During the past three years, none of the selling stockholders had any position, office or other material relationship with us, except as a stockholder and except that Paul Sandler, a director of our company, is affiliated with a family partnership PMLDSS, Ltd. that is a selling stockholder.

     The selling stockholders are offering, by this prospectus, as of the date of this prospectus, as indicated in the next following table, an aggregate of 11,060,419 shares of our common stock, as follows:

          (1) an aggregate of 4,597,002 shares issuable upon the conversions of 393,916 outstanding shares of our Series C preferred stock,

          (2) an aggregate of 5,072,129 shares issuable upon the exercises of

             - our investor warrants to purchase an aggregate of 4,597,002 shares,

             - our placement agent's warrants to purchase an aggregate of
               444,792 shares and

             - our finder's warrants to purchase an aggregate of 30,335 shares,

          (3) an aggregate of 303,513 shares already issued upon the redemption of premium with respect to the 393,916 outstanding shares of our Series C preferred stock,

          (4) an aggregate of 1,075,589 additional shares which we estimate to be issued commencing as of June 30, 2002 and on or before June 30, 2004 upon the redemption of premium with respect to the 393,916 outstanding shares of our Series C preferred stock, and

          (5) 12,186 additional shares issued as compensation for the delay in closing with respect to the 80,196 shares of our Series C preferred stock purchased on September 28, 2001.

     This above estimate in (4) assumes that no shares of our Series C preferred stock are converted, redeemed or cancelled prior to June 30, 2004. Because the premium rate during that period is 10% per year and our estimated period was three years, we multiplied 4,597,002, which is the number of shares of our common stock to be issued upon conversion, by 30% to arrive at a total of 1,379,102 shares. We then deducted the 303,513 shares already issued to arrive at our estimate of 1,075,589 shares as indicated in (4) above.

     We have included within the shares reported in the table as beneficially owned by most of the selling stockholders our estimate as to the shares of our common stock which may be issued to them as compensatory shares through April 30, 2002 as a result of our not meeting certain deadlines with respect to the registration statement of which this prospectus constitutes part I. We are obligated, once these shares are issued, to register under the Securities Act of 1933 the compensatory shares for resale by the holders. Your attention is directed to the section "Series C Preferred Stock -- (7) Redemption" under the caption "Material Changes" in the prospectus for an explanation of how these compensatory payments are calculated.

     The percentages of beneficial ownership reported in the next following table are based upon 35,323,140 shares of our common stock which were outstanding on April 30, 2002. Effect is given, where applicable, pursuant to Rule 13d-3(1)(i) under the Securities Exchange Act of 1934, to shares issuable upon the conversion of shares of our Series C preferred stock and exercises of the investor warrants, the placement agent's warrants and the finder's warrants, all of which were convertible or exercisable as of April 30, 2002.

     Each of the following symbols as used in the following table shall have the meaning assigned to it as below:

Symbol                              Meaning
------                              -------
  CS            Shares of our common stock issuable upon
                conversion of our Series C preferred stock.
  IW            Shares of our common stock issuable upon
                exercise of our investor warrants
  PS            Shares of our common stock issued upon
                redemption of premium
  EP            Shares of common stock estimated to be issued
                upon redemption of premium
  CD            Shares of our common stock issued as
                compensation for our delay in closing
  EC            Shares of our common stock estimated to be
                issued as compensatory payments pursuant to our
                registration rights agreement with investors
  OW            Shares of our common stock issuable upon
                exercise of placement agent's and finder's
                warrants
  OS            Shares of our common stock beneficially owned
                by the selling stockholders acquired other than
                in connection with our private placement in
                June and September 2001
  TS            The total of all of the foregoing shares of our
                common stock

Where a particular symbol is not shown for the selling stockholder, he, she or it does not own shares falling in that category. In addition, because a selling stockholder may convert his, her or its shares of our Series C preferred stock prior to June 30, 2004, the selling stockholder may not receive all of the shares shown in the table for the symbol EP. If this occurs, the selling stockholder's total shown in the table for the symbol TS would also be reduced. Similarly, the shares shown in the table for the symbol EC could be less if all estimated shares are not issued.

                         TABLE OF SELLING STOCKHOLDERS

                                                                                  BENEFICIAL
                                              NUMBER OF SHARES                   OWNERSHIP(1)
                                ---------------------------------------------   --------------
NAME OF                               BEFORE                          AFTER     BEFORE   AFTER
SELLING STOCKHOLDER                    SALE                           SALE       SALE    SALE
-------------------                  ---------                      ---------   ------   -----
General Conference............  CS     333,424        333,424               0
  Corporation of Seventh-day    IW     333,424        333,424               0
  Adventists(1)                 PS      23,971         23,971               0
                                EP      76,056         76,056               0
                                EC      17,500              0          17,500
                                OS   6,763,129              0       6,763,129    20.5%   18.4%
                                     ---------      ---------       ---------
                                TS   7,547,504        766,875       6,780,629

                                                                              BENEFICIAL
                                          NUMBER OF SHARES                   OWNERSHIP(1)
                            ---------------------------------------------   --------------
NAME OF                           BEFORE                          AFTER     BEFORE   AFTER
SELLING STOCKHOLDER                SALE                           SALE       SALE    SALE
-------------------              ---------                      ---------   ------   -----
Omicron Partners
  L.P.(2).................  CS     828,570        828,570               0
                            IW     828,570        828,570               0
                            PS      59,569         59,569               0
                            EP     189,002        189,002               0
                            EC      43,488              0          43,488    4.99%    nil
                                 ---------      ---------       ---------
                            TS   1,949,199      1,905,711          43,488
Zanett Lombardier
  Master..................  CS     666,859        666,859               0
  Fund II, L.P.(3)          TW     646,852        646,852               0
                            PS      47,942         47,942               0
                            EP     152,116        152,116               0
                            EC      35,000              0          35,000
                                 ---------      ---------       ---------
                            TS   1,548,769      1,513,769          35,000     4.2%    nil
Rano Mukhamadieva(4)......  IW      20,007         20,007               0     nil       0
New England Partners......  CS     333,424        333,424               0
  Capital, L.P.(5)          IW     333,424        333,424               0
                            PS      14,358         14,358               0
                            EP      85,669         85,669               0
                            EC      25,000              0          25,000
                            CD       1,441          1,441               0
                                 ---------      ---------       ---------
                            TS     793,316        768,316          25,000     2.2     nil
Estate of Herman
  Sandler(6)..............  CS     105,030        105,030               0
                            IW     105,030        105,030               0
                            PS       4,524          4,524               0
                            CD       1,544          1,544               0
                            EP      26,985         26,985               0
                            EC       7,875              0           7,875
                            OS     450,000              0         450,000
                                 ---------      ---------       ---------
                            TS     700,988        243,113         457,875     2.0%    1.3%
Dandelion
  International,..........  CS     421,229        421,229               0
  Ltd.(7)                   IW     421,229        421,229               0
                            PS      31,556         31,556               0
                            EP      94,813         94,813               0
                            EC      22,109              0          22,109
                            OS      87,500              0          87,500
                                 ---------      ---------       ---------
                            TS   1,078,436        968,827         109,609     3.0%    nil
Bomoseen Investments......  CS     421,229        421,229               0
  Ltd.(8)                   IW     421,229        421,229               0
                            PS      31,556         31,556               0
                            EP      94,813         94,813               0
                            EC      22,109              0          22,109
                                 ---------      ---------       ---------
                            TS     990,936        968,827          22,109     2.7%    nil

                                                                              BENEFICIAL
                                          NUMBER OF SHARES                   OWNERSHIP(1)
                            ---------------------------------------------   --------------
NAME OF                           BEFORE                          AFTER     BEFORE   AFTER
SELLING STOCKHOLDER                SALE                           SALE       SALE    SALE
-------------------              ---------                      ---------   ------   -----
Wallington Investment.....  CS     409,559        409,559               0
  Holdings Ltd.(9)          IW     409,559        409,559               0
                            PS      31,354         31,354               0
                            EP      91,514         91,514               0
                            EC      21,496              0          21,496
                                 ---------      ---------       ---------
                            TS     963,482        941,986          21,496     2.6%    nil
McCarthy Family
  Partners................  CS      81,690         81,690
  2002, G.P.(10)            IW      81,690         81,690               0
                            PS       1,419          1,419               0
                            EP      23,088         23,088               0
                            EC       4,288              0           4,288
                                 ---------      ---------       ---------
                            TS     192,175        187,887           4,288     nil     nil
PMLDSS Ltd.(11)...........  CS     105,030        105,030
                            IW     105,030        105,030               0
                            PS       4,524          4,524               0
                            EP      26,985         26,985               0
                            EC       7,875              0           7,875
                            CD       1,575          1,575               0
                            OS     227,320              0         227,320
                                 ---------      ---------       ---------
                            TS     478,339        243,144         235,195     1.3%    nil
Brendon Devlin............  CS     116,700        116,700               0
                            IW     116,700        116,700               0
                            PS       5,025          5,025               0
                            EP      29,985         29,985               0
                            EC       8,750              0           8,750
                            CD       2,860          2,860               0
                                 ---------      ---------       ---------
                            TS     280,020        271,270           8,750     nil     nil
Elliott International.....  CS     183,382        183,382               0
  L.P.(12)                  IW     137,537        137,537               0
                            PS      13,185         13,185               0
                            EP      41,830         41,830               0
                            EC       9,625              0           9,625
                                 ---------      ---------       ---------
                            TS     385,559        375,934           9,625     1.1%    nil
Elliott Associates,
  L.P.(13)................  CS     150,041        150,041               0
                            IW     112,530        112,530               0
                            PS      10,786         10,786               0
                            EP      34,226         34,226               0
                            EC       7,875              0           7,875
                                 ---------      ---------       ---------
                            TS     315,458        307,583           7,875     nil     nil
RAM Capital Resources,....  IW      83,356         83,356               0     nil     nil
  LLC(14)

                                                                              BENEFICIAL
                                          NUMBER OF SHARES                   OWNERSHIP(1)
                            ---------------------------------------------   --------------
NAME OF                           BEFORE                          AFTER     BEFORE   AFTER
SELLING STOCKHOLDER                SALE                           SALE       SALE    SALE
-------------------              ---------                      ---------   ------   -----
Timberline Opportunity....  CS      11,670         11,670
  Partners, L.P.(15)        IW      11,670         11,670               0
                            PS         839            839              00
                            EP       2,662          2,662               0
                            EC         875              0             875
                            OS     165,000              0         165,000
                                 ---------      ---------       ---------
                            TS     192,716         26,841         165,875     nil     nil
AWINN Ltd.(16)............  CS      23,340         23,340               0
                            IW      23,340         23,340               0
                            PS       1,004          1,004               0
                            EP       5,998          5,998               0
                            EC       1,225              0           1,225
                            CD         599            599               0
                            OS     146,978              0         146,978
                                 ---------      ---------       ---------
                            TS     202,484         54,281         148,203     nil     nil
The Michael S. McCord.....  CS      11,670         11,670               0
  GST Trust(17)             IW      11,670         11,670               0
                            PS         503            503               0
                            EP       2,998          2,998               0
                            EC         875              0             875
                            CD         307            307               0
                            OS      25,000              0          25,000
                                 ---------      ---------       ---------
                            TS      53,023         27,148          25,875     nil     nil
OTATO Limited.............  CS     133,038        133,038               0
  Partnership(18)           IW     133,038        133,038               0
                            PS       9,564          9,564               0
                            EP      30,347         30,347               0
                            EC       6,983              0           6,983
                                 ---------      ---------       ---------
                            TS     312,970        305,987           6,983     nil     nil
H&B Wilson Interests,.....  CS      23,340         23,340               0
  Ltd.(19)                  IW      23,340         23,340               0
                            PS       1,004          1,004               0
                            EP       5,998          5,998               0
                            EC       1,750              0           1,750
                            CD         620            620               0
                            OS      60,602              0          60,602
                                 ---------      ---------       ---------
                            TS     116,654         54,302          62,352     nil     nil
Lee E. Burton(20).........  CS      11,670         11,670               0
                            IW      11,670         11,670               0
                            PS         503            503               0
                            EP       2,998          2,998               0
                            EC         875              0             875
                            CD           7              7               0
                            OW       1,021          1,021               0
                            OS      28,485              0          28,485
                                 ---------      ---------       ---------
                            TS      57,229         27,869          29,360     nil     nil

                                                                              BENEFICIAL
                                          NUMBER OF SHARES                   OWNERSHIP(1)
                            ---------------------------------------------   --------------
NAME OF                           BEFORE                          AFTER     BEFORE   AFTER
SELLING STOCKHOLDER                SALE                           SALE       SALE    SALE
-------------------              ---------                      ---------   ------   -----
Raul M. Rodelas...........  CS      35,010         35,010               0
                            IW      35,010         35,010               0
                            PS       1,507          1,507               0
                            EP       8,996          8,996               0
                            EC       2,625              0           2,625
                            CD         524            524               0
                                 ---------      ---------       ---------
                            TS      83,672         81,047           2,625     nil     nil
Michel A. Amsalem.........  CS      70,020         70,020               0
                            IW      70,020         70,020               0
                            PS       3,015          3,015               0
                            EP      17,991         17,991               0
                            EC       3,675              0           3,675
                            CD         768            768               0
                                 ---------      ---------       ---------
                            TS     165,489        161,814           3,675     nil     nil
Aljay L. Smith............  CS      29,175         29,175               0
                            IW      29,175         29,175               0
                            PS       1,257          1,257               0
                            EP       7,496          7,496               0
                            EC       2,188              0           2,188
                            CD         724            724               0
                                 ---------      ---------       ---------
                            TS      70,015         67,827           2,188     nil     nil
Gary Blum.................  CS      29,175         29,175
                            IW      29,175         29,175               0
                            PS       1,257          1,257               0
                            EP       7,496          7,496               0
                            EC       2,188              0           2,188
                            CD         409            409               0
                                 ---------      ---------       ---------
                            TS      69,700         67,512           2,188     nil     nil
Harry S. Y. Nam(21).......  CS      11,670         11,670               0
                            IW      11,670         11,670               0
                            PS         503            503               0
                            EP       2,998          2,998               0
                            EC         875              0             875
                            CD           7              7               0
                            OS      20,000              0          20,000
                                 ---------      ---------       ---------
                            TS      47,723         26,848          20,875     nil     nil
Dos Cunados(22)...........  CS      11,670         11,670               0
                            IW      11,670         11,670               0
                            PS         503            503               0
                            EP       2,998          2,998               0
                            EC         613              0             613
                            CS         300            300               0
                            OS      20,908              0          20,908
                                 ---------      ---------       ---------
                            TS      48,662         27,141          21,521     nil     nil

                                                                              BENEFICIAL
                                          NUMBER OF SHARES                   OWNERSHIP(1)
                            ---------------------------------------------   --------------
NAME OF                           BEFORE                          AFTER     BEFORE   AFTER
SELLING STOCKHOLDER                SALE                           SALE       SALE    SALE
-------------------              ---------                      ---------   ------   -----
Stifel Nicolaus,..........  CS      11,670         11,670               0
  Custodian for A. Ray      IW      11,670         11,670               0
  Cercle IRA                PS         503            503               0
                            EP       2,998          2,998               0
                            EC         875              0             875
                            CD         309            309               0
                                 ---------      ---------       ---------
                            TS      28,025         27,150             875     nil     nil
Michael Mrkulic(23).......  CS       7,294          7,294               0
                            IW       7,294          7,294               0
                            PS         314            314               0
                            EP       1,874          1,874               0
                            EC         547              0             547
                            CD         192            192               0
                            OW       7,294          7,294               0
                                 ---------      ---------       ---------
                            TS      24,809         24,262             547     nil     nil
Scorpion Acquisition......  CS      20,423         20,423               0
  LLC(24)                   IW      20,423         20,423               0
                            PS       1,468          1,468               0
                            EP       4,659          4,659               0
                            EC       1,072              0           1,072
                                 ---------      ---------       ---------
                            TS      48,045         46,973           1,072     nil     nil
Wells Fargo Van Kasper....  OW     444,792        444,792               0
  LLC(25)                   OS      25,000              0          25,000
                                 ---------      ---------       ---------
                            TS     469,792        444,792          25,000     1.3%    nil
Ladenburg Thalmann........  OW      11,670         11,670               0     nil       0
  & Co. Inc.(26)
EHC Consulting(27)........  OW       9,329          9,329               0     nil       0
American Physicians.......  OW       1,021          1,021               0
  Service Group, Inc.(28)   OS      22,056              0          22,056
                                 ---------      ---------       ---------
                            TS      23,077          1,021          22,056     nil     nil

-------------------------

 (1) No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder. The governing board of this selling stockholder delegates investment authority over owned and trustee funds through various committees to the General Conference Investment Office, which is led by an Associate Treasurer of this selling stockholder (currently Gary DeBoer is assigned with respect to us). Day-to-day responsibility with respect to each issuer in which this selling stockholder makes an investment (including us) is delegated to one or more portfolio managers (currently Kenneth Rasmussen is assigned with respect to us). They may vote our shares or execute investment decisions with respect to our securities, but only within the guidelines or policies authorized by the governing board or one of the governing committees. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include (a) an aggregate of 6,023,129 shares acquired by this selling stockholder and its affiliate in prior private placements of our company and in open market purchases and (b) an aggregate of 740,000 shares issuable upon the exercises of two warrants expiring February 28, 2005 also acquired in a prior private placement of our company and one expiring January 29, 2007 acquired as additional compensation for a loan to us. This selling stockholder is also offering 240,000 of the shares described in (a) and 240,000 of the shares described in (b) pursuant to another registration statement of our company.

 (2) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as subadvisor to this selling stockholder, a Bahamas limited partnership. Omicron Capital, Inc. a Delaware corporation ("OCI"), serves as general partner of Omicron Capital and Grove Management Limited ("Grove") is the general partner of this selling stockholder. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by this selling stockholder and Grove may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Omicron Capital, OCI and Grove disclaim beneficial ownership of such shares of our common stock. On the date of this prospectus, Olivier H. Morali, an officer of OCI, has delegated authority from the Board of Directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by this selling shareholder. Mr. Morali disclaims beneficial ownership of such shares of our common stock and he has no legal right to maintain such delegated authority. No other person beneficially owns the shares of our common stock owned by this selling stockholder. This selling stockholder and Grove are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder and Grove.

     Under the terms of our Series C Preferred Stock and our investor warrants held by this selling stockholder, these securities are convertible or exercisable by any holder only to the extent that the number of shares of our common stock issuable upon the conversion or exercise of those securities, together with the number of shares of our common stock owned by the holder and its affiliates (but not including shares of our common stock underlying unconverted and unexercised portion of those securities or securities containing similar provisions) would not exceed 4.99% of the then outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. Thus, the number of shares of our common stock set forth in the table for this selling stockholder exceeds the number of shares of our common stock that this selling stockholder could own beneficially at any given time through its ownership of the Series C Preferred Stock and the investor warrants.

 (3) Lombardier Management Limited, a Cayman Islands limited liability company ("Lombardier"), is the general partner and serves as subadvisor to this selling stockholder, a Cayman Islands limited partnership. Zanett Lombardier Limited is the limited partner of this selling stockholder ("ZL Limited"). By reason of such relationships, Lombardier may be deemed to share dispositive power over the shares of our common stock owned by this selling stockholder and ZL Limited may be deemed to share voting and dispositive power over the shares of our common stock owned by this selling stockholder. Lombardier and ZL Limited disclaim beneficial ownership of such shares of common stock. On the date of this prospectus, Gianluca Cicogna, a director of Lombardier, has delegated authority from the Board of

     Directors of Lombardier to make portfolio management decisions with respect to the shares of our common stock owned by this selling shareholder. Mr. Cicogna disclaims beneficial ownership of such shares of our common stock and he had no legal right to maintain such delegated authority. No other person beneficially owns the shares of our common stock owned by this selling stockholder. Lombardier and ZL Limited are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls Lombardier and ZL Limited.

 (4) The shares of our common stock reported in the table as being beneficially owned and being offered by this selling stockholder reflect an aggregate of 20,007 shares issuable upon the exercise of an investor warrant transferred to her by Zanett Lombardier Master Fund II, L.P., another selling stockholder.

 (5) NEP Capital LLC ("NEP Capital"), as the general partner of this selling stockholder, has the sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, NEP Capital may be deemed the beneficial owner of these shares as a result of possessing these powers. However, NEP Capital disclaims such beneficial ownership of these shares. There are five independent members of NEP Capital: David A. Dullum, Robert J. Hanks, John
     F. Rousseau, Jr., Edwin Snape and Christopher Young. Each disclaims beneficial ownership of the shares. Accordingly, no person or "group" (as that term is defined in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls NEP Capital.

 (6) The late Mr. Sandler was an affiliate of a broker-dealer registered under the Securities Exchange Act of 1934. He purchased shares of our Series C preferred stock and investor warrants in the ordinary course of his personal business and not that of the broker-dealer. At the time of the purchase of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute the shares reported in the table. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include (a) 300,000 shares acquired by the late Mr. Sandler upon the exercise of a common stock purchase warrant and (b) 150,000 shares issuable upon the exercise of a common stock purchase warrant expiring January 7, 2003 granted to him. The late Mr. Sandler was a brother of Paul Sandler, a director of our company.

 (7) Dany Aboukheir, as a director of this selling stockholder, has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, she may be deemed the beneficial owner of these shares as a result of possessing these powers. However, she disclaims such beneficial ownership of these shares. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include 87,500 shares issuable upon the exercise of a common stock purchase warrant expiring March 13, 2006. This selling stockholder is offering these 87,500 shares pursuant to another registration statement of our company. This selling stockholder was a former holder of shares of the Series B preferred stock.

 (8) Each of Robert T. Tucker and Nancy Main is a director of this selling stockholder. As such, they have shared voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, they may be deemed the beneficial owners of these shares as a result of possessing these powers. However, they disclaim such beneficial ownership of these shares. This selling stockholder was a former holder of shares of the Series B preferred stock.

 (9) Dominique Lang, as a director of this selling stockholder, has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed the beneficial owner of these shares as a result of possessing these powers. However, he disclaims such beneficial ownership. This selling stockholder was a former holder of shares of the Series B preferred stock.

(10) Kevin McCarthy, as the general partner of this selling stockholder, has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed a beneficial owner of these shares. This selling shareholder acquired its securities from Dandelion International, Ltd., Bomoseen Investments Ltd. and Wallington Investment Holdings Ltd., three other selling stockholders.

(11) Paul Sandler, a director of our company, is the President of the corporate general partner of this selling stockholder (which is a "family partnership"). As such, he has voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed a beneficial owner of the shares reported in the table. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include (a) 200,000 shares owned directly by Dr. Sandler and
     (b) an aggregate of 27,320 shares issuable upon the exercises of stock options granted to Dr. Sandler as a director as to which the stock options are currently exercisable or exercisable within 60 days of April 30, 2002.

(12) Elliott International Capital Associates Inc. has the sole voting and investment powers with respect to securities (including ours) owned by this selling stockholder. Paul E. Singer, as President of such entity, with the power to act on its behalf, may be deemed the beneficial owner of the shares of our common stock reported in the table for this selling stockholder as a result of possessing such powers. However, he disclaims sole beneficial ownership of these shares.

(13) Paul E. Singer is the general partner of this selling stockholder. As such, he has sole voting and investment powers with respect to the shares of our common stock reported in the table. Accordingly, he may be deemed the beneficial owner of these shares as a result of possessing such powers. However, he disclaims sole beneficial ownership of these shares.

(14) Michael E. Fein, as the President of this selling stockholder, has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed the beneficial owner of these shares as a result of possessing such powers. However, he disclaims sole beneficial ownership of these shares. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, and offered by this selling stockholder reflect (a) 45,845 shares issuable upon the exercise of an investor warrant transferred to it by Elliot International L.P., another selling stockholder, and (b) 37,511 shares issuable upon the exercise of an investor warrant transferred to it by Elliot Associates, L.P., another selling stockholder.

(15) Timberline Asset Management LLC, as the general partner of this selling stockholder, has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Adam Haron is the sole member of the limited liability company which is the general partner. Accordingly, he may be deemed the beneficial owner of these shares as a result of possessing such powers. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include (a) 82,500 shares acquired in our fourth private placement in February 2000, (b) 40,000 shares issued upon the partial exercises of a common stock purchase warrant expiring February 28, 2005 also acquired in such private placement and (c) 42,500 shares issuable upon the exercise of the foregoing warrant. This selling stockholder is also offering the shares described in (a), (b) and
     (c) pursuant to another registration statement of our company.

(16) Peter M. Way is the principal limited partner and a 50% owner with his wife of the corporate general partner of this selling stockholder. As such, he has shared voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed a beneficial owner of these shares as a result of possessing such powers. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include (a) 2,500 shares acquired by Mr. Way in our fourth private placement in February 2000, (b) 12,500 shares issued to him upon the exercise of a common stock purchase warrant expiring February 28, 2005 acquired in the same private placement and (c) 131,978 shares acquired by Mr. Way in our third private placement in January. This selling stockholder is also offering the shares described in (a) and (b) pursuant to another registration statement of our company.

(17) Michael S. McCord is the trustee of this selling stockholder. As such, he has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed a beneficial owner of these shares as a result of possessing such powers. The shares of our common stock reported in the table as beneficially owned, as of April 30, 2002, by this selling stockholder include (a) 12,500 shares acquired by Mr. McCord in our fourth private placement in February 2000 and (b) 12,500 shares issuable to Mr. McCord upon the exercise of a common stock purchase warrant expiring February 28, 2005 also acquired in that private placement. Mr. McCord is offering the shares described in (a) and (b) pursuant to another registration statement of our company.

(18) OTA Grand Cayman, Inc., a Delaware corporation ("OTAGC"), is the general partner of this selling stockholder, a Grand Cayman limited partnership. By reason of such relationship, OTAGC may be deemed to share voting and dispositive power over the shares of our common stock beneficially owned by this selling stockholder. OTAGC disclaims beneficial ownership of such shares of our common stock. On the date of this prospectus, Frederick Berdon and Paul Masters, registered representatives of a registered broker-dealer at which this selling stockholder maintains a brokerage account, have discretionary authority to trade the shares of our common stock owned by this selling stockholder and sold through such account. Messrs. Berdon and Masters disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to require this selling stockholder to maintain a brokerage account with such registered broker-dealer or to require this selling stockholder to continue to provide such person discretionary trading authority over the shares of such account. No other person beneficially owns the shares of our common stock owned by this selling stockholder. This selling stockholder and OTAGC are not "affiliates," as that term is used for purposes of the Securities Exchange Act of 1934, or of any other person named in this prospectus as a selling stockholder. No other person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder or OTAGC.

(19) Herman T. Wilson, Jr. is the general partner of this selling stockholder. As such, he has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed a beneficial owner of these shares as a result of possessing these powers. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include 60,602 shares beneficially owned by Mr. Wilson and acquired by him in our third private placement in January 1999.

(20) This selling stockholder is an affiliate of APS Financial Corporation, a broker-dealer registered under the Securities Exchange Act of 1934. He purchased his shares of our Series C Preferred Stock and investor warrants in the ordinary course of his business and not that of this broker-dealer. At the time of his purchase of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute the shares reported in the table. With respect to the shares underlying the finder's warrant, APS Financial Corporation, the broker-dealer-transferor, was granted this warrant in the ordinary course of its business. At the time of acquisition of this warrant, the broker-dealer-transferor had no agreements or understandings, directly or indirectly, with any person to distribute the underlying shares. The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include (a) 20,000 shares issuable upon the exercise of a common stock purchase warrant expiring March 13, 2005 acquired in our fourth private placement in March 2000 and (b) 8,485 shares issuable upon the exercise of a common stock purchase warrant expiring March 13, 2005 issued in partial payment of a finder's fee in connection with such private placement. This selling stockholder is also offering the shares described in (a) and (b) pursuant to another registration statement of our company.

(21) The shares of our common stock reported in the table as being beneficially owned, as of April 30, 2002, by this selling stockholder include 20,000 shares acquired from a purchaser in our fourth private placement in February and March 2000. He is also offering the 20,000 shares pursuant to another registration statement of our company. Mr. Nam is affiliated with Hyosung Corporation which acquired in our fourth private placement in February 2000 (a) 500,000 shares of our common stock and (b) a common stock purchase warrant expiring February 28, 2005 to purchase 500,000 shares of our common stock. Hyosung Corporation is also offering all of the shares of the common stock described in (a) and (b) in another registration statement of our company.

(22) Ben B. McAndrew, III, as the managing partner of this selling stockholder, has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed the beneficial owner of these shares as a result of possessing these powers. The shares of our common stock reported in the table as beneficially owned, as of April 30, 2002, by this selling stockholder include 20,908 shares acquired in our third private placement in January 1999.

(23) This selling stockholder is an affiliate of a broker-dealer registered under the Securities Exchange Act of 1934. He purchased shares of our Series C Preferred Stock and an investor warrant in the ordinary course of his business and not that of the broker-dealer. Mr. Mrkulic was entitled to a finder's fee which we netted, at his request, against the purchase price for his .625 of a unit. At the time of the purchase of these securities, this selling stockholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares of our common stock reported in the table. With respect to the shares underlying the finder's warrant, he acquired the finder's warrant in the ordinary course of his business. At the time of acquisition of this finder's warrant, he had no agreements or understandings, directly or indirectly, with any person to distribute the underlying shares.

(24) Each of Nuno Brandolini and Kevin McCarthy are directors of this selling stockholder. As such, they have shared voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, they may be deemed the beneficial owners of these shares as a result of possessing these powers. However, each disclaims being the sole beneficial owner of these shares.

(25) This selling stockholder is a broker-dealer registered under the Securities Exchange Act of 1934 and no person or "group" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder. 469,792 shares of the shares of our common stock reported in the table as being beneficially owned and as being offered by this selling stockholder reflect shares issuable upon the exercises of three placement agent's warrants which we granted to it in partial payment of this selling stockholder's services as placement agent for our sixth private placement in June and September 2001. We granted this selling stockholder the placement agent's warrants in the ordinary course of its business. At the time of the acquisition of these warrants, this selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute these underlying shares. This selling stockholder also is the beneficial owner of 25,000 shares of our common stock reported in the table which are issuable upon the exercise of a warrant expiring April 2, 2007. We issued this warrant to this selling stockholder in connection with our seventh private placement in April 2002 in the ordinary course of its business. At the time of the acquisition of this warrant, this selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the underlying shares.

(26) This selling stockholder is a broker-dealer registered under the Securities Exchange Act of 1934 and no person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder. The shares of our common stock reported in the table as being beneficially owned and as being offered by this selling stockholder reflect shares issuable upon the exercise of a finder's warrant which we granted to this selling stockholder in partial payment of a finder's fee in connection with our sixth private placement in June 2001. We granted this selling stockholder a finder's warrant in the ordinary course of its business. At the time of the acquisition of this warrant, this selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the underlying shares of our common stock.

(27) Edmund Chavez has sole voting and investment powers with respect to the shares of our common stock reported in the table for this selling stockholder. Accordingly, he may be deemed the beneficial owner of these shares. The shares of our common stock reported in the table as being beneficially owned and as being offered by this selling stockholder reflect shares issuable upon the exercise of a finder's warrant which we granted in partial payment of a finder's fee to this selling stockholder in connection with our sixth private placement in June 2001. The selling stockholder acquired the finder's warrant in the ordinary course of its business, referring a potential investor to the placement agent and us. At the time of the acquisition of their warrant, this selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the underlying shares of our common stock.

(28) The persons who share voting and/or investment control of the shares of our common stock reported in the table for this selling stockholder are its four officers (Kenneth S. Shifrin, Chairman and CEO; William H. Hayes, Senior Vice President; Maury Magids, Senior Vice President; and Thomas R. Solomine, Controller) and its four directors (Mr. Shifrin; Robert L. Myer; William A. Searles and Marc R. Still). Accordingly, no individual or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls this selling stockholder. This selling stockholder is an affiliate of APS Financial Corporation, a broker-dealer registered under the Securities Exchange Act of 1934. We granted this broker-dealer the finder's warrant in the ordinary course of its business. At the time of its acquisition of this warrant, neither the broker-dealer nor this selling stockholder as the former's transferee had any agreements or understandings, directly or indirectly, with any person to distribute the underlying shares reported in the table. The shares of our common stock reported as being beneficially owned, as of April 30, 2002, by this selling stockholder include 22,056 shares issuable upon the exercise of a warrant expiring March 13, 2005. This selling shareholder is also offering these 22,056 shares pursuant to another registration statement of our company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of April 30, 2002, certain information with respect to (1) any person known to us who or which beneficially owned more than 5% of our common stock, (2) each director of our company, (3) our Chief Executive Officer and (3) all directors and executive officers as a group. Each beneficial owner who is a natural person has advised us that he or she has sole voting and investment power as to the shares of our common stock, except that, until a common stock purchase warrant or a stock option is exercised, there is no voting right.

                                             NUMBER OF SHARES         PERCENTAGE OF
                                             OF COMMON STOCK          COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER        BENEFICIALLY OWNED    BENEFICIALLY OWNED(1)
------------------------------------        ------------------    ---------------------
General Conference Corporation of
  Seventh-day Adventists..................      7,547,504(2)              20.5%
  12501 Old Columbia Pike
  Silver Spring, MD 20804-6600
Jonathan J. Pallin........................      2,740,389(3)               7.7%
  722 Starlight Heights Drive
  La Canada, CA 91011
Linda H. Masterson(4).....................      1,967,788(5)               5.6%
  1205 South Dupont Street
  Ontario, CA 91761
Peter S. Gold(6)..........................        920,216(7)               2.6%
  16027 Ventura Blvd., Suite 601
  Encino, CA 91436
Paul Sandler(6)...........................        478,339(8)               1.3%
  533 West Hatcher Road
  Phoenix, Arizona 85021
Charles J. Casamento(6)...................         10,006(9)               nil
  99 Belbrook Way
  Atherton, CA 94027
Stan Yakatan(6)...........................         10,006(9)               nil
  635 Euclid Avenue, Unit 110
  Miami Beach, FL 33139
All directors and executive...............      3,759,796(10)             10.4%
Officers as a group (8 persons)

-------------------------

 (1) The percentages computed in this column of the table are based upon 35,323,140 shares of our common stock which were outstanding on April 30, 2002. Effect is given, pursuant to Rule 13d-3(1)(i) under the Securities Exchange Act of 1934, to shares issuable upon the exercise of common stock purchase warrants and stock options currently exercisable or exercisable within 60 days of April 30, 2002 and to the shares issuable upon the conversion of shares of our Series C preferred stock, all of which shares are currently convertible.

 (2) The shares of our common stock reported in the table include (a) 240,000 shares issuable upon the exercise by this holder and its affiliate at $3.00 per share of a common stock purchase warrant expiring February 28, 2005;
     (b) 333,424 shares
     issuable upon the conversion of 28,571 shares of our Series C preferred stock (c) 333,424 shares issuable upon the exercise as $3.00 per share of a common stock purchase warrant expiring June 19, 2006; (d) 500,000 shares issuable upon the exercise at $3.25 per share of a common stock purchase warrant expiring January 29, 2007; (e) 76,056 shares estimated to be issued upon redemption of premium with respect to the 28,571 shares of our Series C preferred stock; and (f) 17,500 shares estimated to be issued as compensatory shares.

 (3) The shares of our common stock reported in the table include an aggregate of 306,289 shares issuable upon the exercise at $.50 per share of four common stock purchase warrants expiring January 7, 2003.

 (4) A director of our company since May 31, 1996; effective August 1, 1996, our President; effective May 23, 1997, our Chief Executive Officer; and, effective June 16, 2000, our Chairman of the Board.

 (5) The shares of our common stock reported in this table as being beneficially owned by Ms. Masterson are held, or, following exercise, will be held by Robert P. Masterson and Linda H. Masterson, Trustees of Masterson Family Trust, dated September 23, 2000 and include (a) 5,962 shares issuable upon the exercise at $.50 per share of an option expiring June 29, 2008; (b) 17,500 shares issuable upon the exercise at $1.67 per share of an option expiring October 9, 2009; and (c) 50,000 shares issuable upon the exercise at $6.00 per share of an option expiring October 19, 2010.

 (6) A director of the Company

 (7) The shares of our common stock reported in the table include (a) an aggregate of 200,000 shares issuable upon the exercise of two common stock purchase warrants expiring December 7, 2002, one for 100,000 shares exercisable at $.50 per share and the other exercisable at $1.00 per share;
     (b) 11,888 shares issuable upon the exercise at $1.81 per share of an option expiring April 15, 2009; (c) 5,412 shares issuable upon the exercise at $3.22 per share of an option expiring April 15, 2010; and (d) 2,916 shares issuable upon the exercise at $4.09 per share of an option expiring April 15, 2011.

 (8) The shares of our common stock reported in the table include (a) 11,888 shares issuable upon the exercise at $1.81 per share of an option expiring April 15, 2009; (b) 5,412 shares issuable upon the exercise at $3.22 per share of an option expiring April 15, 2010; (c) 3,921 shares issuable upon the exercise at $2.55 per share of an option expiring January 20, 2010; (d) 2,916 shares issuable upon the exercise at $4.09 per share of an option expiring April 15, 2011; and (e) 3,183 shares issuable upon the exercise at $3.77 per share of an option expiring December 14, 2010. The shares reported in the table also include (w) 105,030 shares issuable upon the conversion of 9,000 shares of our Series C preferred stock and (x) 105,030 shares issuable upon the exercise at $3.00 per share of a common stock purchase warrant expiring September 27, 2006, both of which securities being held in the name of PMLDSS Ltd., a family partnership of which Dr. Sandler is the President of the corporate general partner and, accordingly, may be deemed the beneficial owner of such securities. The table also reflects as beneficially owned our estimates as to (y) an aggregate of 26,985 shares to be issued to PMLDSS Ltd. upon the future redemption of premium with respect to the 9,000 shares of Series C preferred stock and
     (z) 7,875 shares to be issued to PMLDSS Ltd. as compensatory shares.

 (9) The shares of our common stock reported reflected in the table reflect (a) 7,506 shares issuable upon the exercise at $6.56 per share of an option expiring June 15, 2010 and (b) 2,500 shares issuable upon the exercise at $3.48 per share of an option expiring June 15, 2011.

(10) The shares of our common stock reported in the table include (a) those issuable upon the exercise of the common stock purchase warrants and the options described in Notes (5), (7), (8) and (9) to the table, (b) an aggregate of 145,008 shares issuable to an executive officer upon his exercise at $.50 per share of two options expiring March 19, 2008 and one option expiring June 30, 2008; (c) 18,750 shares issuable to the same executive officer upon his exercise at $1.67 per share of an option expiring October 9, 2009; (d) 25,000 shares issuable to the same executive officer upon his exercise at $6.00 per share of an option expiring October 19, 2010; (e) 19,805 shares issuable to another executive officer upon her exercise at $1.81 per share of an option expiring April 16, 2009; (f) 19,798 shares issuable to the same executive officer upon her exercise at $1.87 per share of an option expiring November 16, 2009; (g) 5,628 shares issuable to the same executive officer upon her exercise at $4.35 per share of an option expiring December 14, 2010; and (h) an aggregate of 38,970 shares issuable to a third executive officer upon his exercise at $4.81 per share of three options expiring August 24, 2010.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     The financial statements of our company appearing in our Annual Report (Form 10-K) at March 31, 2001 and for each of the three years in the period ended March 31, 2001 have been audited by Ernst & Young LLP, independent auditors, and, for the period from October 8, 1992 (inception) through March 31, 1995, by Wolinetz, Lafazan and Co., P.C, independent certified public accountants, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on such reports given upon the authority of such firms as experts in accounting and auditing.

     The validity of the shares offered hereby will be passed upon for our company by Wachtel & Masyr, LLP, 110 East 59th Street, New York, New York 10022.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We have filed the following documents with the Securities and Exchange Commission (the "Commission"). We incorporate them in this prospectus by this reference:

          (a) our Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

          (a)(1) our Form 10-K/A filed on July 30, 2001;

          (a)(2) our Form 10-K/A filed on December 17, 2001;

          (a)(3) our Form 10-K/A filed on February 8, 2002;

          (a)(4) our Form 10-K/A filed on February 22, 2002;

          (a)(5) our Form 10-K/A filed on April 11, 2002;

          (a)(6) our Form 10-K/A filed on May 10, 2002;


          (a)(7) our Form 10-K/A filed on May 15, 2002;



          (b) our Current Report filed on May 30, 2001;

          (c) our Current Report on Form 8-K filed on June 25, 2001;

          (d) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

          (d)(1) our Form 10-Q/A filed on February 22, 2002;

          (e) our Current Report on Form 8-K filed on October 1, 2001;

          (f) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

          (f)(1) our Form 10-Q/A filed on February 22, 2002;

          (f)(2) our Form 10-Q/A filed on April 11, 2002;

          (g) our Current Report on Form 8-K filed on December 26, 2001;

          (h) our Current Report on Form 8-K filed on January 16, 2001;

          (i) our Current Report on Form 8-K filed on January 23, 2002;

          (j) our Quarterly Report on Form 10-Q for the quarter ended December 31, 2001;

          (k) our Current Report on Form 8-K filed on April 19, 2002; and

          (l) the description of our common stock as contained in our Registration Statement on Form 8-A filed on April 18, 2000 under the Securities Exchange Act.

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act prior to termination of the offering pursuant to this prospectus shall be deemed to be incorporated in this prospectus by reference. They shall be a part of this prospectus from the respective dates of filing of such documents.

     Any statement contained in an incorporated document or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus or in any other subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any incorporated documents if not delivered with this prospectus. Requests for such copies should be directed to LifePoint, Inc., Attention: Michele A. Clark, Controller and Chief Accounting Officer, 1205 South Dupont Street, Ontario, CA 91761, telephone: (909) 418-3000.

     We are subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with such statute and the related regulations, we file reports, proxy and information statements and other information with the Commission. You may read and copy such reports, proxy and information statements and other information filed with the Commission (including this registration statement and all of its exhibits) at the following public reference facilities of the Commission:

        450 Fifth Street, N.W.                 Citicorp Center
        Judiciary Plaza                        500 West Madison Street
        Room 1024                              Suite 1400
        Washington, D.C. 20549                 Chicago, IL 60661

     You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including our company (since May 17, 1996), that file electronically with the Commission at the following Web site address: http://www.sec.gov. Since April 19, 2000, our common stock has been listed on the American Stock Exchange LLC (the "AMEX"). Accordingly, you may read and obtain copies of our reports, proxy and information statements and other information filed after that date may be inspected and copied at the AMEX Library, 86 Trinity Place, New York, NY 10006.

     Certain information with respect to our company may also be obtained on our web site: www.LifePointInc.com. Information contained in our web site is not part of this prospectus.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF ANY SUCH INFORMATION OR REPRESENTATIONS IS GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                                LIFEPOINT, INC.
                               11,060,419 SHARES
                                OF COMMON STOCK
                               ($.001 PAR VALUE)
                                   OFFERED BY
                              SELLING STOCKHOLDERS
                           -------------------------

                                   PROSPECTUS

                           -------------------------

                                  May 15, 2002


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